FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 8, 2003, Series 2003-10	**333-105982**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 8, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Series Term Sheets	P*

---

* The Series Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

$1,182,000,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-10

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Deutsche Bank

Merrill Lynch

September 25, 2003

The analysis in this report is based on information provided by Ameriquest Mortgage Securities Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 25, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-10
$1,182,000,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size	Type	Collateral Group	WAL (yrs)	Principal Payment Window (mos.)	Pmt Delay (days)	Interest Accrual Basis	Expected Maturity	Expected Ratings S&P / M / F
AV-1	$681,161,000	FLOAT	I	* Not Offered *					
AV-2	$103,277,000	FLOAT	II	2.93	1 - 102	0	Act/360	April 2012	AAA / Aaa / AAA
AF-1	$72,357,000	FLOAT	III	1.00	1 - 20	0	Act/360	June 2005	AAA / Aaa / AAA
AF-2	$24,854,000	FIXED	III	2.00	20 - 27	24	30/360	January 2006	AAA / Aaa / AAA
AF-3	$50,404,000	FIXED	III	3.00	27 - 48	24	30/360	October 2007	AAA / Aaa / AAA
AF-4	$27,192,000	FIXED	III	5.00	48 - 75	24	30/360	January 2010	AAA / Aaa / AAA
AF-5	$31,799,000	FIXED	III	8.14	75 - 102	24	30/360	April 2012	AAA / Aaa / AAA
AF-6	$22,956,000	FIXED	III	6.63	37 - 102	24	30/360	April 2012	AAA / Aaa / AAA
M-1	$63,600,000	FLOAT	All	5.65	38 - 102	0	Act/360	April 2012	AA / Aa2 / AA
M-2	$54,000,000	FLOAT	All	5.64	38 - 102	0	Act/360	April 2012	A / A2 / A
M-3	$12,000,000	FLOAT	All	5.63	37 - 102	0	Act/360	April 2012	A- / A3 / A-
M-4	$13,200,000	FLOAT	All	5.63	37 - 102	0	Act/360	April 2012	BBB+ / Baa1 / BBB+
M-5	$12,000,000	FLOAT	All	5.63	37 - 102	0	Act/360	April 2012	BBB / Baa2 / BBB
M-6	$13,200,000	FLOAT	All	5.45	37 - 102	0	Act/360	April 2012	BBB- / Baa3 / BBB-
Total	**$1,182,000,000**								

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 20% CPR over 12 months (PPC)
Adjustable-Rate Mortgage Loans	27% CPR

Transaction Overview

Offered Securities:	Approximately $103,277,000 senior floating-rate Class AV-2 Certificates, approximately $229,562,000 senior floating-rate Class AF-1 Certificates and senior fixed-rate Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively the "Class AF Certificates"), approximately $168,000,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively the "Class M Certificates"). The Class AV-2 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.
Non-Offered Securities:	Approximately $681,161,000 senior floating-rate Class AV-1 Certificates (together with the Class AV-2 Certificates, the "Class AV Certificates" and together with the Class AF Certificates, the "Class A Certificates"). The Class AV-1 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans").
Collateral:	As of October 1, 2003, the mortgage loans will consist of approximately 6,175 adjustable-rate and fixed-rate, first lien, initial closed-end, mortgage loans (the "Initial Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Initial Mortgage Loans is approximately $1,000,000,130 as of the Cut-off Date. The seller expects that on the closing date, there will be approximately $1,200,000,000 in aggregate outstanding principal balance of fixed-rate and adjustable-rate mortgage loans (the "Mortgage Loans"). The Initial Mortgage Loans will be separated into three groups. The Group I Mortgage Loans will represent approximately 4,554 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling $671,756,856. The Group II Mortgage Loans will represent approximately 351 adjustable-rate and fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling $101,850,900. The Group III Mortgage Loans will represent approximately 1,270 fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling $226,392,373.
Class A Certificates:	Class AV-1, AV-2, AF-1, AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates.
Class M Certificates:	Class M-1, M-2, M-3, M-4, M-5 and M-6 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Co-Lead Underwriters:	Deutsche Bank Securities and Merrill Lynch.
Co-Managers:	Banc of America Securities and Credit Suisse First Boston.

Transaction Overview (Cont.)

Cut-off Date:	October 1, 2003.
Expected Pricing:	Week of September 29, 2003.
Expected Closing Date:	On or about October 10, 2003.
Record Date:	For the Class AV, Class AF-1 and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including November 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV, Class AF-1 and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Accrued Interest:	The price to be paid by investors for the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates will include accrued interest from October 1, 2003, up to, but not including, the Closing Date (9 days). The price to be paid by investors for the Class AV-1, Class AV-2, Class AF-1, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will not include accrued interest (settling flat).

Transaction Overview (Cont.)

Administrative Fees: The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0022]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans.

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan, and for any Distribution Date, will be the Mortgage Rate on such Mortgage Loan minus the Servicing Fee Rate and the Trustee Fee Rate.

Optional Termination: The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Closing Date.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC");
3) Subordination.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

However, the amount of Realized Losses allocated to the Class M Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, to the extent available, according to the provisions set forth in *Payment Priority* herein.

Transaction Overview (Cont.)

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.50]% of the aggregate principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) [3.00]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $[6,000,000] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in November 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to [31.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	[15.50]%	[31.00]%
M-1	AA / Aa2 / AA	[10.20]%	[20.40]%
M-2	A / A2 / A	[5.70]%	[11.40]%
M-3	A- / A3 / A-	[4.70]%	[9.40]%
M-4	BBB+ / Baa1 / BBB+	[3.60]%	[7.20]%
M-5	BBB / Baa2 / BBB	[2.60]%	[5.20]%
M-6	BBB- / Baa3 / BBB-	[1.50]%	[3.00]%

Net WAC Cap: Class AV-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Cap: (continued)

Class AV-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AF Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group III Mortgage Loans, in the case of the Class AF-1 Certificates, adjusted based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of (i) the Group I Mortgage Loans, (ii) the Group II Mortgage Loans and (iii) the Group III Mortgage Loans in each case, after subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating-rate Certificates are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly because the Mortgage Loan adjustments are subject to interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow to the extent available on a subordinated basis on the same Distribution Date or in any subsequent period.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Cap, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Yield Maintenance Agreements:

On the Closing Date, the Trustee will enter into eight separate yield maintenance agreements (each a "***Yield Maintenance Agreement***") to make payments in respect of any Net WAC Rate Carryover Amounts in respect of each of the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. On each Distribution Date, the counterparty to the related Yield Maintenance Agreement will be obligated to make a payment to the Trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a specified maximum rate over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedule as described herein, accrued during the related Interest Accrual Period for the related class of Certificates, and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedule herein.

Transaction Overview (Cont.)

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Until the Step-down Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [31.00]% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on a *pro rata* basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-2 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AF Certificates) for each such class for such Distribution Date and the denominator of which is the aggregate principal remittance amount for the Mortgage Loans). Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions on the related Mortgage Loans on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

Transaction Overview (Cont.)

Class A Principal Distribution Amount: (continued)

With respect to the Class AF Certificates, all principal distributions allocated to the Class AF Certificates from the Class A Principal Distribution Amount will be distributed first, to the holders of the Class AF-6 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero, sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh, to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Lockout Distribution Percentage:

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring in	Percentage
[November 2003 through October 2006]	[0]%
[November 2006 through October 2008]	[45]%
[November 2008 through October 2009]	[80]%
[November 2009 through October 2010]	[100]%
[November 2010 and thereafter]	[300]%

Lockout Certificate Percentage

For the Class AF-6 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid to the Class M Certificates, first to the Class M-1 Certificates until it reaches a [20.40]% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a [11.40]% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a [9.40]% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates, until it reaches a [7.20]% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then to the Class M-5 Certificates, until it reaches a [5.20]% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then to the Class M-6 Certificates, until it reaches a [3.00]% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 x Margin
AV-2	2 x Margin
AF-5	Coupon + 0.50%
AF-6	Coupon + 0.50%
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds [44.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2006 through October 2007	[2.25]%
November 2007 through October 2008	[3.50]%
November 2008 through October 2009	[4.75]%
November 2009 through October 2010	[5.25]%
November 2010 and thereafter	[5.50]%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay any Interest Carry Forward Amounts on the Class M Certificates.
5. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts on the Class M Certificates.
6. From Net Monthly Excess Cashflow, if any, to pay any remaining unpaid Net WAC Rate Carryover Amount on the Class A Certificates, pro rata, and then, to the Class M Certificates in sequential order.
7. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Initial Mortgage Loans:	6,175		
Aggregate Current Principal Balance:	$1,000,000,129.96		$40,346.41 - $628,857.86
Average Current Principal Balance:	$161,943.34		
Aggregate Original Principal Balance:	$1,001,292,210.00		$60,000.00 - $630,000.00
Average Original Principal Balance:	$162,152.58		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.707%		4.800% - 12.950%
Wtd. Avg. Original Term (months):	344		120 - 360
Wtd. Avg. Remaining Term (months):	342		118 - 360
Margin (ARM Loans Only):	6.004%		3.500% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	14.700%		11.500% - 18.950%
Minimum Mortgage Rate (ARM Loans Only):	8.700%		5.500% - 12.950%
Wtd. Avg. Original LTV:	79.54%		10.17% - 95.00%
Wtd. Avg. Borrower FICO:	644		500 - 810
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	26.81%	
	NY	6.78%	
	TX	6.35%	
	FL	6.25%	
	MN	5.96%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2-yr Fixed/Adjustable Rate	3,176	502,839,189.24	50.28
Fixed Rate	2,999	497,160,940.72	49.72
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,786	138,937,528.00	13.88
100,000.01 - 150,000.00	1,786	220,795,049.00	22.05
150,000.01 - 200,000.00	1,072	185,222,760.00	18.50
200,000.01 - 250,000.00	598	133,129,809.00	13.30
250,000.01 - 300,000.00	407	111,290,940.00	11.11
300,000.01 - 350,000.00	195	62,546,826.00	6.25
350,000.01 - 400,000.00	118	43,832,844.00	4.38
400,000.01 - 450,000.00	66	28,103,168.00	2.81
450,000.01 - 500,000.00	52	24,757,121.00	2.47
500,000.01 - 550,000.00	49	25,673,425.00	2.56
550,000.01 - 600,000.00	44	25,745,740.00	2.57
600,000.01 - 650,000.00	2	1,257,000.00	0.13
Total:	**6,175**	**$1,001,292,210.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	3	134,231.61	0.01
50,000.01 - 100,000.00	1,783	138,574,156.88	13.86
100,000.01 - 150,000.00	1,789	220,957,348.84	22.10
150,000.01 - 200,000.00	1,070	184,740,414.52	18.47
200,000.01 - 250,000.00	599	133,261,539.71	13.33
250,000.01 - 300,000.00	405	110,659,975.70	11.07
300,000.01 - 350,000.00	196	62,830,051.47	6.28
350,000.01 - 400,000.00	117	43,429,856.66	4.34
400,000.01 - 450,000.00	66	28,066,013.84	2.81
450,000.01 - 500,000.00	52	24,731,785.10	2.47
500,000.01 - 550,000.00	49	25,636,682.66	2.56
550,000.01 - 600,000.00	44	25,722,839.30	2.57
600,000.01 - 650,000.00	2	1,255,233.67	0.13
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	34	3,587,055.84	0.36
121 - 180	433	54,013,029.09	5.40
181 - 240	318	44,152,953.74	4.42
241 - 300	55	7,348,309.86	0.73
301 - 360	5,335	890,898,781.43	89.09
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	727,337.67	0.07
5.000 - 5.499	38	6,708,910.38	0.67
5.500 - 5.999	904	156,781,195.63	15.68
6.000 - 6.499	489	87,638,887.33	8.76
6.500 - 6.999	951	184,756,005.01	18.48
7.000 - 7.499	274	50,296,361.69	5.03
7.500 - 7.999	867	150,531,523.68	15.05
8.000 - 8.499	256	39,728,715.64	3.97
8.500 - 8.999	726	109,952,048.38	11.00
9.000 - 9.499	321	47,036,254.44	4.70
9.500 - 9.999	626	86,177,496.09	8.62
10.000 - 10.499	189	22,794,326.40	2.28
10.500 - 10.999	283	31,419,213.39	3.14
11.000 - 11.499	120	11,281,443.82	1.13
11.500 - 11.999	106	11,582,697.53	1.16
12.000 - 12.499	13	1,108,606.54	0.11
12.500 - 12.999	6	1,479,106.34	0.15
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 25.00	17	1,564,879.74	0.16
25.01 - 30.00	26	3,781,669.26	0.38
30.01 - 35.00	29	3,209,265.35	0.32
35.01 - 40.00	49	5,652,486.82	0.57
40.01 - 45.00	59	7,942,245.64	0.79
45.01 - 50.00	113	16,938,100.12	1.69
50.01 - 55.00	116	16,962,617.24	1.70
55.01 - 60.00	184	26,076,318.16	2.61
60.01 - 65.00	228	34,418,272.57	3.44
65.01 - 70.00	338	55,472,422.10	5.55
70.01 - 75.00	784	119,517,625.22	11.95
75.01 - 80.00	986	148,457,522.84	14.85
80.01 - 85.00	1,142	187,979,595.53	18.80
85.01 - 90.00	1,883	332,748,494.80	33.27
90.01 - 95.00	221	39,278,614.57	3.93
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	270	33,299,768.44	3.33
520 - 539	552	73,123,111.66	7.31
540 - 559	514	71,300,180.06	7.13
560 - 579	460	66,673,719.92	6.67
580 - 599	343	52,350,313.98	5.24
600 - 619	429	72,784,265.86	7.28
620 - 639	488	82,479,040.62	8.25
640 - 659	491	90,229,093.89	9.02
660 - 679	600	101,850,724.42	10.19
680 - 699	606	105,095,336.39	10.51
700 - 719	455	82,044,326.82	8.20
720 - 739	378	67,368,072.72	6.74
740 - 759	292	51,897,915.47	5.19
760 - 779	183	31,364,967.40	3.14
780 - 799	101	16,652,880.38	1.67
800 >=	13	1,486,411.93	0.15
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,136	268,107,478.91	26.81
New York	295	67,797,214.96	6.78
Texas	580	63,467,096.99	6.35
Florida	483	62,511,909.20	6.25
Minnesota	385	59,636,699.04	5.96
Illinois	369	52,773,848.82	5.28
Colorado	254	42,369,759.02	4.24
Massachusetts	176	37,761,551.73	3.78
New Jersey	194	36,865,017.29	3.69
Rhode Island	200	31,790,178.39	3.18
Michigan	234	28,553,438.83	2.86
Maryland	127	23,294,100.43	2.33
Washington	120	22,195,965.17	2.22
Pennsylvania	167	21,412,700.37	2.14
Connecticut	117	20,546,043.19	2.05
Wisconsin	138	18,846,583.57	1.88
Indiana	113	12,031,442.63	1.20
Georgia	92	11,564,603.00	1.16
Arizona	87	11,555,843.13	1.16
Alabama	97	10,850,323.01	1.09
Ohio	83	9,089,910.94	0.91
Missouri	87	8,950,389.38	0.90
Iowa	76	7,831,708.61	0.78
New Hampshire	43	6,029,242.18	0.60
Nevada	28	5,922,248.77	0.59
Mississippi	59	5,849,624.73	0.58
Louisiana	54	5,580,240.37	0.56
Oklahoma	46	5,019,648.39	0.50
Tennessee	39	4,580,971.25	0.46
New Mexico	33	4,416,299.08	0.44
Kansas	36	4,172,401.56	0.42
Maine	28	3,637,239.85	0.36
Oregon	24	3,511,553.82	0.35
Nebraska	32	3,119,534.27	0.31
Delaware	26	2,945,662.37	0.29
South Carolina	16	2,324,521.46	0.23
Utah	15	2,240,869.49	0.22
Hawaii	9	2,126,195.97	0.21
Kentucky	21	2,008,602.09	0.20
Vermont	9	1,313,136.39	0.13
Arkansas	14	1,277,751.27	0.13
Wyoming	10	1,138,195.96	0.11
Idaho	5	843,307.84	0.08
North Dakota	5	601,913.46	0.06
Alaska	3	450,249.48	0.05
South Dakota	5	446,062.06	0.04
North Carolina	3	352,621.05	0.04
Montana	2	288,230.19	0.03
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	5,853	950,900,826.97	95.09
Non-Owner Occupied	299	45,816,807.65	4.58
Second Home	23	3,282,495.34	0.33
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	4,548	717,551,987.04	71.76
Stated Documentation	1,217	207,755,940.92	20.78
Limited Documentation	410	74,692,202.00	7.47
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out *	3,923	602,426,329.45	60.24
Refinance – Debt Consolidation No Cash Out **	2,218	391,531,414.80	39.15
Purchase	34	6,042,385.71	0.60
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

* Cash proceeds to the borrower exclusive of debt consolidation payments exceed [3%] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed [3%] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade Retail

Risk Category	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	1,184	206,537,507.46	20.65
7A	814	143,284,560.84	14.33
6A	584	99,772,719.63	9.98
5A	433	81,540,744.09	8.15
4A	439	75,448,711.05	7.54
3A	357	60,096,847.37	6.01
2A	800	119,568,579.06	11.96
1A	284	44,897,251.44	4.49
B	769	102,666,099.17	10.27
C	450	59,306,320.70	5.93
D	61	6,880,789.15	0.69
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	5,089	817,813,347.33	81.78
PUD Detached	374	62,692,257.19	6.27
2-4 Family	279	58,300,697.69	5.83
Condominium	265	42,553,887.04	4.26
Manufactured Housing	100	9,999,793.32	1.00
PUD Attached	35	4,502,407.11	0.45
Single Family Attached	33	4,137,740.28	0.41
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,840	277,382,796.54	27.74
12	334	67,533,892.25	6.75
24	31	6,700,779.38	0.67
30	23	5,210,888.64	0.52
36	3,947	643,171,773.15	64.32
Total:	**6,175**	**1,000,000,129.96**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	6,175	1,000,000,129.96	100.00
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Conforming Balance

Conforming Balance	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	5,808	840,933,203.41	84.09
Non-conforming	367	159,066,926.55	15.91
Total:	**6,175**	**$1,000,000,129.96**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans

Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	17	4,172,467.40	0.83
12.000 - 12.499	41	8,896,665.23	1.77
12.500 - 12.999	196	43,640,776.70	8.68
13.000 - 13.499	150	30,379,264.43	6.04
13.500 - 13.999	533	99,587,192.14	19.80
14.000 - 14.499	209	33,111,355.73	6.58
14.500 - 14.999	600	92,788,039.77	18.45
15.000 - 15.499	291	43,650,125.52	8.68
15.500 - 15.999	553	78,996,041.66	15.71
16.000 - 16.499	152	18,788,807.45	3.74
16.500 - 16.999	229	26,673,385.63	5.30
17.000 - 17.499	97	9,448,380.99	1.88
17.500 - 17.999	92	10,377,271.16	2.06
18.000 - 18.499	11	980,682.20	0.20
18.500 - 18.999	5	1,348,733.23	0.27
Total:	**3,176**	**$502,839,189.24**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	17	4,172,467.40	0.83
6.000 - 6.499	41	8,896,665.23	1.77
6.500 - 6.999	196	43,640,776.70	8.68
7.000 - 7.499	150	30,379,264.43	6.04
7.500 - 7.999	533	99,587,192.14	19.80
8.000 - 8.499	209	33,111,355.73	6.58
8.500 - 8.999	600	92,788,039.77	18.45
9.000 - 9.499	291	43,650,125.52	8.68
9.500 - 9.999	553	78,996,041.66	15.71
10.000 - 10.499	152	18,788,807.45	3.74
10.500 - 10.999	229	26,673,385.63	5.30
11.000 - 11.499	97	9,448,380.99	1.88
11.500 - 11.999	92	10,377,271.16	2.06
12.000 - 12.499	11	980,682.20	0.20
12.500 - 12.999	5	1,348,733.23	0.27
Total:	**3,176**	**$502,839,189.24**	**100.00**

Gross Margins of the Adjustable-Rate Loans

Gross Margins (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.749	1	135,877.05	0.03
3.750 - 3.999	1	149,649.30	0.03
4.250 - 4.499	2	376,170.59	0.07
4.500 - 4.749	2	158,684.60	0.03
4.750 - 4.999	67	13,365,055.57	2.66
5.000 - 5.249	115	22,846,647.13	4.54
5.250 - 5.499	118	22,543,401.54	4.48
5.500 - 5.749	251	49,582,511.89	9.86
5.750 - 5.999	275	48,538,227.49	9.65
6.000 - 6.249	1,012	159,471,178.62	31.71
6.250 - 6.499	242	37,642,509.22	7.49
6.500 - 6.749	701	95,233,633.08	18.94
6.750 - 6.999	389	52,795,643.16	10.50
Total:	**3,176**	**$502,839,189.24**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
April 2005	5	579,769.38	0.12
May 2005	13	2,564,849.87	0.51
June 2005	15	2,580,572.78	0.51
July 2005	149	23,536,991.02	4.68
August 2005	446	68,624,068.09	13.65
September 2005	2,528	402,157,460.10	79.98
October 2005	20	2,795,478.00	0.56
Total:	**3,176**	**$502,839,189.24**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	3,176	502,839,189.24	100.00
Total:	**3,176**	**$502,839,189.24**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	3,176	502,839,189.24	100.00
Total:	**3,176**	**$502,839,189.24**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Initial Mortgage Loans:	4,554		
Aggregate Current Principal Balance:	$671,756,856.46		$58,922.59 - $545,455.41
Average Current Principal Balance:	$147,509.19		
Aggregate Original Principal Balance:	$672,592,578.00		$60,000.00 - $546,000.00
Average Original Principal Balance:	$147,692.70		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.815%		4.800% - 12.950%
Wtd. Avg. Original Term (months):	344		120 - 360
Wtd. Avg. Remaining Term (months):	342		118 – 360
Margin (ARM Loans Only):	6.029%		3.500% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	14.783%		11.500% - 18.950%
Minimum Mortgage Rate (ARM Loans Only):	8.783%		5.500% - 12.950%
Wtd. Avg. Original LTV:	79.20%		10.17% - 95.00%
Wtd. Avg. Borrower FICO:	634		500 - 807
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	22.94%	
	FL	6.83%	
	TX	6.59%	
	NY	6.31%	
	MN	6.04%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	3,023	436,633,492.58	65.00
Fixed Rate	1,531	235,123,363.88	35.00
Total:	**4,554**	**$671,756,856.46**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,314	102,721,573.00	15.27
100,000.01 - 150,000.00	1,430	176,753,119.00	26.28
150,000.01 - 200,000.00	839	144,954,770.00	21.55
200,000.01 - 250,000.00	487	108,575,394.00	16.14
250,000.01 - 300,000.00	355	97,210,565.00	14.45
300,000.01 - 350,000.00	110	34,482,457.00	5.13
350,000.01 - 400,000.00	11	4,087,450.00	0.61
400,000.01 - 450,000.00	2	878,750.00	0.13
450,000.01 - 500,000.00	4	1,867,500.00	0.28
500,000.01 - 550,000.00	2	1,061,000.00	0.16
Total:	**4,554**	**$672,592,578.00**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	1,314	102,721,573.00	15.27
100,000.01 - 150,000.00	1,430	176,753,119.00	26.28
150,000.01 - 200,000.00	839	144,954,770.00	21.55
200,000.01 - 250,000.00	487	108,575,394.00	16.14
250,000.01 - 300,000.00	355	97,210,565.00	14.45
300,000.01 - 350,000.00	110	34,482,457.00	5.13
350,000.01 - 400,000.00	11	4,087,450.00	0.61
400,000.01 - 450,000.00	2	878,750.00	0.13
450,000.01 - 500,000.00	4	1,867,500.00	0.28
500,000.01 - 550,000.00	2	1,061,000.00	0.16
Total:	**4,554**	**$672,592,578.00**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	34	3,587,055.84	0.53
121 - 180	309	37,466,216.90	5.58
181 - 240	179	24,857,598.35	3.70
241 - 300	47	6,399,806.60	0.95
301 - 360	3,985	599,446,178.77	89.24
Total:	**4,554**	**$671,756,856.46**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	727,337.67	0.11
5.000 - 5.499	38	6,708,910.38	1.00
5.500 - 5.999	832	125,443,513.37	18.67
6.000 - 6.499	447	70,645,869.74	10.52
6.500 - 6.999	432	75,279,716.68	11.21
7.000 - 7.499	137	24,675,349.72	3.67
7.500 - 7.999	485	78,724,021.78	11.72
8.000 - 8.499	202	30,540,633.39	4.55
8.500 - 8.999	585	86,310,881.71	12.85
9.000 - 9.499	278	37,842,678.30	5.63
9.500 - 9.999	535	71,054,488.85	10.58
10.000 - 10.499	148	17,269,942.38	2.57
10.500 - 10.999	226	25,364,878.20	3.78
11.000 - 11.499	96	8,848,586.79	1.32
11.500 - 11.999	91	9,990,632.07	1.49
12.000 - 12.499	11	980,682.20	0.15
12.500 - 12.999	5	1,348,733.23	0.20
Total:	**4,554**	**$671,756,856.46**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 25.00	11	1,032,725.86	0.15
25.01 - 30.00	21	1,966,548.56	0.29
30.01 - 35.00	22	2,666,601.80	0.40
35.01 - 40.00	37	4,111,166.02	0.61
40.01 - 45.00	38	5,111,161.93	0.76
45.01 - 50.00	80	11,469,746.25	1.71
50.01 - 55.00	88	12,294,854.98	1.83
55.01 - 60.00	139	18,238,681.94	2.72
60.01 - 65.00	170	23,942,923.11	3.56
65.01 - 70.00	253	36,096,812.83	5.37
70.01 - 75.00	626	84,562,752.53	12.59
75.01 - 80.00	741	103,375,928.29	15.39
80.01 - 85.00	908	138,910,316.16	20.68
85.01 - 90.00	1,319	209,545,166.67	31.19
90.01 - 95.00	101	18,431,469.53	2.74
Total:	**4,554**	**$671,756,856.46**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	221	26,404,021.23	3.93
520 - 539	509	66,018,663.63	9.83
540 - 559	449	60,426,535.82	9.00
560 - 579	397	54,054,977.99	8.05
580 - 599	294	43,476,694.48	6.47
600 - 619	335	51,527,568.65	7.67
620 - 639	310	48,766,976.72	7.26
640 - 659	261	44,032,789.59	6.55
660 - 679	391	62,888,661.80	9.36
680 - 699	352	55,424,064.47	8.25
700 - 719	295	44,794,940.63	6.67
720 - 739	268	41,641,021.57	6.20
740 - 759	231	36,674,315.72	5.46
760 - 779	153	23,731,992.97	3.53
780 - 799	79	11,079,388.24	1.65
800 >=	9	814,242.95	0.12
Total:	**4,554**	**$671,756,856.46**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	760	154,083,218.95	22.94
Florida	370	45,910,336.65	6.83
Texas	418	44,260,937.18	6.59
New York	213	42,360,049.06	6.31
Minnesota	288	40,541,792.06	6.04
Illinois	282	38,649,093.38	5.75
Colorado	182	28,736,421.07	4.28
New Jersey	162	28,358,043.29	4.22
Massachusetts	139	26,587,322.41	3.96
Rhode Island	164	25,334,483.37	3.77
Michigan	178	21,274,406.46	3.17
Maryland	98	16,055,373.04	2.39
Pennsylvania	131	15,898,800.88	2.37
Connecticut	92	14,794,831.09	2.20
Washington	83	14,134,693.98	2.10
Wisconsin	105	12,610,495.21	1.88
Indiana	87	9,108,396.69	1.36
Arizona	66	8,589,547.31	1.28
Alabama	75	7,895,644.33	1.18
Ohio	66	7,066,510.15	1.05
Missouri	69	6,852,006.31	1.02
Georgia	62	6,819,828.31	1.02
Iowa	49	5,295,135.49	0.79
New Hampshire	31	4,211,132.68	0.63
Louisiana	38	4,190,720.89	0.62
Tennessee	32	3,922,699.59	0.58
Nevada	22	3,770,935.46	0.56
Mississippi	36	3,529,301.02	0.53
Oklahoma	30	3,301,274.33	0.49
Kansas	27	3,108,604.87	0.46
Maine	24	3,100,645.03	0.46
New Mexico	24	2,942,667.80	0.44
Oregon	17	2,475,211.45	0.37
Delaware	20	2,225,960.38	0.33
Nebraska	22	2,133,176.68	0.32
Utah	13	2,023,869.49	0.30
Kentucky	18	1,756,731.85	0.26
South Carolina	11	1,465,516.10	0.22
Wyoming	10	1,138,195.96	0.17
Arkansas	11	1,073,192.03	0.16
Vermont	7	1,016,874.27	0.15
Hawaii	4	905,045.44	0.13
North Dakota	4	501,999.56	0.07
Alaska	3	450,249.48	0.07
Idaho	3	447,536.52	0.07
South Dakota	4	364,462.06	0.05
North Carolina	3	352,621.05	0.05
Montana	1	130,865.80	0.02
Total:	**4,554**	**$671,756,856.46**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	4,356	641,576,631.40	95.51
Non-Owner Occupied	183	28,393,855.31	4.23
Second Home	15	1,786,369.75	0.27
Total:	**4,554**	**$671,756,856.46**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	3,386	491,985,439.99	73.24
Stated Documentation	870	132,784,203.89	19.77
Limited	298	46,987,212.58	6.99
Total:	**4,554**	**$671,756,856.46**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Debt Consolidation Cash Out	2,927	418,619,875.38	62.32
Refinance - Debt Consolidation No Cash Out	1,598	248,749,941.41	37.03
Purchase	29	4,387,039.67	0.65
Total:	**4,554**	**$671,756,856.46**	**100.00**

* Cash proceeds to the borrower exclusive of debt consolidation payments exceed [3%] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed [3%] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade Retail

Risk Category	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	888	136,280,198.16	20.29
7A	485	75,547,561.91	11.25
6A	373	60,220,762.11	8.96
5A	222	38,758,883.10	5.77
4A	263	41,783,381.46	6.22
3A	273	41,881,182.38	6.23
2A	669	94,051,028.85	14.00
1A	256	38,176,232.96	5.68
B	705	91,691,142.13	13.65
C	372	47,761,881.59	7.11
D	48	5,604,601.81	0.83
Total:	**4,554**	**$671,756,856.46**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	3,797	550,329,179.45	81.92
PUD	266	38,794,106.42	5.78
Condominium	199	31,570,532.40	4.70
2 -4 Family	193	$39,916,130.00	5.94
Manufactured Housing	51	4,896,251.72	0.73
Single Family Attached	25	3,274,666.67	0.49
Attached PUD	23	2,975,989.80	0.44
Total:	**4,554**	**$671,756,856.46**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,382	195,765,632.34	29.14
12	218	37,473,787.64	5.58
24	21	4,226,185.19	0.63
30	13	2,450,320.30	0.36
36	2,920	431,840,930.99	64.29
Total:	**4,554**	**$671,756,856.46**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	4,554	671,756,856.46	100.00
Total:	**4,554**	**$671,756,856.46**	**100.00**

Conforming Balance

Conforming Balance	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	4,554	671,756,856.46	100.00
Total:	**4,554**	**$671,756,856.46**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans

Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	14	2,708,138.83	0.62
12.000 - 12.499	36	6,752,537.72	1.55
12.500 - 12.999	174	34,221,307.41	7.84
13.000 - 13.499	137	24,675,349.72	5.65
13.500 - 13.999	485	78,724,021.78	18.03
14.000 - 14.499	202	30,540,633.39	6.99
14.500 - 14.999	585	86,310,881.71	19.77
15.000 - 15.499	278	37,842,678.30	8.67
15.500 - 15.999	535	71,054,488.85	16.27
16.000 - 16.499	148	17,269,942.38	3.96
16.500 - 16.999	226	25,364,878.20	5.81
17.000 - 17.499	96	8,848,586.79	2.03
17.500 - 17.999	91	9,990,632.07	2.29
18.000 - 18.499	11	980,682.20	0.22
18.500 - 18.999	5	1,348,733.23	0.31
Total:	**3,023**	**$436,633,492.58**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	14	$2,708,138.83	0.62
6.000 - 6.499	36	$6,752,537.72	1.55
6.500 - 6.999	174	$34,221,307.41	7.84
7.000 - 7.499	137	$24,675,349.72	5.65
7.500 - 7.999	485	$78,724,021.78	18.03
8.000 - 8.499	202	$30,540,633.39	6.99
8.500 - 8.999	585	$86,310,881.71	19.77
9.000 - 9.499	278	$37,842,678.30	8.67
9.500 - 9.999	535	$71,054,488.85	16.27
10.000 - 10.499	148	$17,269,942.38	3.96
10.500 - 10.999	226	$25,364,878.20	5.81
11.000 - 11.499	96	$8,848,586.79	2.03
11.500 - 11.999	91	$9,990,632.07	2.29
12.000 - 12.499	11	$980,682.20	0.22
12.500 - 12.999	5	$1,348,733.23	0.31
Total:	**3,023**	**$436,633,492.58**	**100.00**

Gross Margins of the Adjustable-Rate Loans

Gross Margins (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.749	1	135,877.05	0.03
3.750 - 3.999	1	149,649.30	0.03
4.250 - 4.499	2	376,170.59	0.09
4.500 - 4.749	2	158,684.60	0.04
4.750 - 4.999	62	10,748,307.13	2.46
5.000 - 5.249	105	18,553,640.91	4.25
5.250 - 5.499	108	18,352,613.93	4.20
5.500 - 5.749	226	38,566,604.01	8.83
5.750 - 5.999	255	39,793,981.86	9.11
6.000 - 6.249	964	138,620,740.46	31.75
6.250 - 6.499	233	33,816,364.22	7.74
6.500 - 6.749	687	89,747,803.94	20.55
6.750 - 6.999	377	47,613,054.58	10.90
Total:	**3,023**	**$436,633,492.58**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
April 2005	5	579,769.38	0.13
May 2005	12	2,207,894.87	0.51
June 2005	14	2,217,046.67	0.51
July 2005	143	21,245,306.42	4.87
August 2005	434	63,023,303.89	14.43
September 2005	2,396	344,954,693.35	79.00
October 2005	19	2,405,478.00	0.55
Total:	**3,023**	**$436,633,492.58**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	3,023	436,633,492.58	100.00
Total:	**3,023**	**$436,633,492.58**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	3,023	436,633,492.58	100.00
Total:	**3,023**	**$436,633,492.58**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Initial Mortgage Loans:	351		
Aggregate Current Principal Balance:	$101,850,900.24		$59,717.15 - $599,794.20
Average Current Principal Balance:	$290,173.50		
Aggregate Original Principal Balance:	$101,953,877.00		$60,000.00 - $600,000.00
Average Original Principal Balance:	$290,466.89		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.860%		5.500% - 11.990%
Wtd. Avg. Original Term (months):	351		180 - 360
Wtd. Avg. Remaining Term (months):	350		177 - 360
Margin (ARM Loans Only):	5.837%		4.750% - 6.750%
Maximum Mortgage Rate (ARM Loans Only):	14.158%		11.500% - 17.990%
Minimum Mortgage Rate (ARM Loans Only):	8.158%		5.500% - 11.990%
Wtd. Avg. Original LTV:	80.52%		15.92% - 95.00%
Wtd. Avg. Borrower FICO:	637		502 - 804
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	38.75%	
	NY	11.43%	
	NJ	5.43%	
	IL	5.18%	
	CO	5.14%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	153	66,205,696.66	65.00
Fixed Rate	198	35,645,203.58	35.00
Total:	**351**	**$101,850,900.24**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	61	4,712,205.00	4.62
100,000.01 - 150,000.00	44	5,491,959.00	5.39
150,000.01 - 200,000.00	37	6,525,114.00	6.40
200,000.01 - 250,000.00	20	4,487,950.00	4.40
250,000.01 - 300,000.00	8	2,226,400.00	2.18
300,000.01 - 350,000.00	37	12,425,225.00	12.19
350,000.01 - 400,000.00	51	18,989,225.00	18.63
400,000.01 - 450,000.00	25	10,660,734.00	10.46
450,000.01 - 500,000.00	20	9,487,749.00	9.31
500,000.01 - 550,000.00	21	11,012,025.00	10.80
550,000.01 - 600,000.00	27	15,935,291.00	15.63
Total:	**351**	**$101,953,877.00**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	61	4,706,246.77	4.62
100,000.01 - 150,000.00	44	5,483,869.06	5.38
150,000.01 - 200,000.00	37	6,517,324.41	6.40
200,000.01 - 250,000.00	20	4,482,273.30	4.40
250,000.01 - 300,000.00	8	2,219,134.10	2.18
300,000.01 - 350,000.00	38	12,765,238.55	12.53
350,000.01 - 400,000.00	50	18,621,414.60	18.28
400,000.01 - 450,000.00	25	10,648,563.65	10.46
450,000.01 - 500,000.00	20	9,480,420.75	9.31
500,000.01 - 550,000.00	21	11,003,619.76	10.80
550,000.01 - 600,000.00	27	15,922,795.29	15.63
Total:	**351**	**$101,850,900.24**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	16	2,422,016.48	2.38
181 - 240	27	3,767,765.48	3.70
241 - 300	3	391,121.65	0.38
301 - 360	305	95,269,996.63	93.54
Total:	**351**	**$101,850,900.24**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	13	5,959,258.36	5.85
6.000 - 6.499	7	2,984,229.62	2.93
6.500 - 6.999	97	24,102,716.46	23.66
7.000 - 7.499	31	8,718,462.03	8.56
7.500 - 7.999	94	27,485,011.39	26.99
8.000 - 8.499	13	3,778,212.88	3.71
8.500 - 8.999	26	8,463,626.38	8.31
9.000 - 9.499	15	5,947,374.95	5.84
9.500 - 9.999	32	9,370,277.07	9.20
10.000 - 10.499	10	2,106,106.96	2.07
10.500 - 10.999	6	1,603,718.04	1.57
11.000 - 11.499	4	813,082.15	0.80
11.500 - 11.999	3	518,823.95	0.51
Total:	**351**	**$101,850,900.24**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 25.00	1	59,959.65	0.06
25.01 - 30.00	3	987,033.89	0.97
35.01 - 40.00	1	389,679.68	0.38
40.01 - 45.00	4	648,773.30	0.64
45.01 - 50.00	6	1,647,134.59	1.62
50.01 - 55.00	5	918,972.87	0.90
55.01 - 60.00	8	2,102,699.92	2.06
60.01 - 65.00	7	2,639,247.07	2.59
65.01 - 70.00	18	5,531,248.15	5.43
70.01 - 75.00	40	13,280,359.76	13.04
75.01 - 80.00	50	12,653,815.76	12.42
80.01 - 85.00	50	14,708,925.86	14.44
85.01 - 90.00	135	41,794,397.46	41.03
90.01 - 95.00	23	4,488,652.28	4.41
Total:	**351**	**$101,850,900.24**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	12	3,757,027.63	3.69
520 - 539	15	4,657,912.04	4.57
540 - 559	16	4,507,294.96	4.43
560 - 579	22	7,126,824.66	7.00
580 - 599	15	5,322,523.53	5.23
600 - 619	35	13,381,376.50	13.14
620 - 639	49	13,909,196.60	13.66
640 - 659	48	14,704,212.24	14.44
660 - 679	40	9,534,191.37	9.36
680 - 699	37	7,339,753.57	7.21
700 - 719	26	7,666,685.71	7.53
720 - 739	16	4,514,157.95	4.43
740 - 759	14	3,454,502.92	3.39
760 - 779	2	536,376.96	0.53
780 - 799	3	1,218,998.26	1.20
800 >=	1	219,865.34	0.22
Total:	**351**	**$101,850,900.24**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	105	39,470,460.50	38.75
New York	33	11,642,685.50	11.43
New Jersey	15	5,531,673.16	5.43
Illinois	21	5,278,567.01	5.18
Colorado	18	5,236,702.69	5.14
Massachusetts	13	4,693,861.19	4.61
Minnesota	18	4,471,715.01	4.39
Texas	29	4,302,390.23	4.22
Florida	17	4,029,401.91	3.96
Connecticut	8	2,851,886.33	2.80
Rhode Island	7	1,974,190.32	1.94
Pennsylvania	8	1,593,800.59	1.56
Maryland	5	1,572,720.96	1.54
Michigan	8	1,424,098.34	1.40
Georgia	6	1,300,323.13	1.28
Wisconsin	5	1,136,541.72	1.12
Arizona	4	752,519.76	0.74
Oklahoma	4	685,031.28	0.67
New Mexico	2	507,182.33	0.50
Missouri	3	422,926.90	0.42
Oregon	2	420,823.44	0.41
Nevada	1	359,745.91	0.35
Idaho	1	323,771.32	0.32
Indiana	4	297,605.93	0.29
Alabama	2	262,042.54	0.26
South Carolina	1	262,000.00	0.26
Nebraska	1	197,837.38	0.19
Iowa	2	161,391.12	0.16
Washington	1	128,609.16	0.13
Mississippi	1	103,413.47	0.10
Kansas	1	85,500.00	0.08
Ohio	1	82,441.76	0.08
Delaware	1	81,838.60	0.08
New Hampshire	1	78,251.16	0.08
Arkansas	1	66,970.30	0.07
Louisiana	1	59,979.29	0.06
Total:	**351**	**$101,850,900.24**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	337	99,145,585.82	97.34
Non-Owner Occupied	14	2,705,314.42	2.66
Total:	**351**	**$101,850,900.24**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	233	63,014,883.73	61.87
Stated Documentation	89	28,316,771.92	27.80
Limited	29	10,519,244.59	10.33
Total:	**351**	**$101,850,900.24**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Debt Consolidation Cash Out	203	57,719,389.03	56.67
Refinance - Debt Consolidation No Cash Out	146	43,047,072.63	42.26
Purchase	2	1,084,438.58	1.06
Total:	**351**	**$101,850,900.24**	**100.00**

* Cash proceeds to the borrower exclusive of debt consolidation payments exceed [3%] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed [3%] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade Retail

Risk Category	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	44	12,628,793.20	12.40
7A	51	11,396,814.18	11.19
6A	39	9,390,535.15	9.22
5A	43	12,643,402.85	12.41
4A	51	14,448,207.11	14.19
3A	25	9,234,205.32	9.07
2A	42	13,915,945.26	13.66
1A	12	4,819,210.46	4.73
B	21	6,779,022.48	6.66
C	22	6,534,424.17	6.42
D	1	60,340.06	0.06
Total:	**351**	**$101,850,900.24**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	288	84,756,796.70	83.22
PUD	28	8,957,640.35	8.79
2 - 4 Family	14	3,358,301.06	3.29
Condominium	11	3,299,411.23	3.24
Manufactured Housing	7	1,061,792.80	1.04
Single Family Attached	2	259,730.87	0.26
Attached PUD	1	157,227.23	0.15
Total:	**351**	**$101,850,900.24**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	118	34,407,501.12	33.78
12	25	7,269,230.55	7.14
24	1	358,515.63	0.35
30	4	1,688,039.36	1.66
36	203	58,127,613.58	57.07
Total:	**351**	**$101,850,900.24**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	351	101,850,900.24	100.00
Total:	**351**	**$101,850,900.24**	**100.00**

Conforming Balance

Conforming Balance	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-conforming	179	77,690,748.94	76.28
Conforming	172	24,160,151.30	23.72
Total:	**351**	**$101,850,900.24**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans

Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	3	1,464,328.57	2.21
12.000 - 12.499	5	2,144,127.51	3.24
12.500 - 12.999	22	9,419,469.29	14.23
13.000 - 13.499	13	5,703,914.71	8.62
13.500 - 13.999	48	20,863,170.36	31.51
14.000 - 14.499	7	2,570,722.34	3.88
14.500 - 14.999	15	6,477,158.06	9.78
15.000 - 15.499	13	5,807,447.22	8.77
15.500 - 15.999	18	7,941,552.81	12.00
16.000 - 16.499	4	1,518,865.07	2.29
16.500 - 16.999	3	1,308,507.43	1.98
17.000 - 17.499	1	599,794.20	0.91
17.500 - 17.999	1	386,639.09	0.58
Total:	**153**	**$66,205,696.66**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	3	1,464,328.57	2.21
6.000 - 6.499	5	2,144,127.51	3.24
6.500 - 6.999	22	9,419,469.29	14.23
7.000 - 7.499	13	5,703,914.71	8.62
7.500 - 7.999	48	20,863,170.36	31.51
8.000 - 8.499	7	2,570,722.34	3.88
8.500 - 8.999	15	6,477,158.06	9.78
9.000 - 9.499	13	5,807,447.22	8.77
9.500 - 9.999	18	7,941,552.81	12.00
10.000 - 10.499	4	1,518,865.07	2.29
10.500 - 10.999	3	1,308,507.43	1.98
11.000 - 11.499	1	599,794.20	0.91
11.500 - 11.999	1	386,639.09	0.58
Total:	**153**	**$66,205,696.66**	**100.00**

Gross Margins of the Adjustable-Rate Loans

Gross Margins (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.750 - 4.999	5	2,616,748.44	3.95
5.000 - 5.249	10	4,293,006.22	6.48
5.250 - 5.499	10	4,190,787.61	6.33
5.500 - 5.749	25	11,015,907.88	16.64
5.750 - 5.999	20	8,744,245.63	13.21
6.000 - 6.249	48	20,850,438.16	31.49
6.250 - 6.499	9	3,826,145.00	5.78
6.500 - 6.749	14	5,485,829.14	8.29
6.750 - 6.999	12	5,182,588.58	7.83
Total:	**153**	**$66,205,696.66**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
May 2005	1	356,955.00	0.54
June 2005	1	363,526.11	0.55
July 2005	6	2,291,684.60	3.46
August 2005	12	5,600,764.20	8.46
September 2005	132	57,202,766.75	86.40
October 2005	1	390,000.00	0.59
Total:	**153**	**$66,205,696.66**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	153	66,205,696.66	100.00
Total:	**153**	**$66,205,696.66**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	153	66,205,696.66	100.00
Total:	**153**	**$66,205,696.66**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Initial Mortgage Loans:	1,270		
Aggregate Current Principal Balance:	$226,392,373.26		$40,346.41 - $628,857.86
Average Current Principal Balance:	$178,261.71		
Aggregate Original Principal Balance:	$226,745,755.00		$60,000.00 - $630,000.00
Average Original Principal Balance:	$178,539.96		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Original Term (months):	340		180 - 360
Wtd. Avg. Remaining Term (months):	339		175 - 360
Wtd. Avg. Original LTV:	80.09%		16.04% - 95.00%
Wtd. Avg. Borrower FICO:	675		500 - 810
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	32.93%	
	TX	6.58%	
	MN	6.46%	
	NY	6.09%	
	FL	5.55%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,270	226,392,373.26	100.00
Total:	**1,270**	**$226,392,373.26**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	411	31,503,750.00	13.89
100,000.01 - 150,000.00	312	38,549,971.00	17.00
150,000.01 - 200,000.00	196	33,742,876.00	14.88
200,000.01 - 250,000.00	91	20,066,465.00	8.85
250,000.01 - 300,000.00	44	11,853,975.00	5.23
300,000.01 - 350,000.00	48	15,639,144.00	6.90
350,000.01 - 400,000.00	56	20,756,169.00	9.15
400,000.01 - 450,000.00	39	16,563,684.00	7.30
450,000.01 - 500,000.00	28	13,401,872.00	5.91
500,000.01 - 550,000.00	26	13,600,400.00	6.00
550,000.01 - 600,000.00	17	9,810,449.00	4.33
600,000.01 - 650,000.00	2	1,257,000.00	0.55
Total:	**1,270**	**$226,745,755.00**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	3	134,231.61	0.06
50,000.01 - 100,000.00	408	31,273,487.63	13.81
100,000.01 - 150,000.00	314	38,798,466.56	17.14
150,000.01 - 200,000.00	194	33,403,023.46	14.75
200,000.01 - 250,000.00	91	20,038,858.33	8.85
250,000.01 - 300,000.00	44	11,841,170.80	5.23
300,000.01 - 350,000.00	48	15,622,399.62	6.90
350,000.01 - 400,000.00	56	20,726,461.45	9.16
400,000.01 - 450,000.00	39	16,539,219.15	7.31
450,000.01 - 500,000.00	28	13,385,623.71	5.91
500,000.01 - 550,000.00	26	13,574,153.26	6.00
550,000.01 - 600,000.00	17	9,800,044.01	4.33
600,000.01 - 650,000.00	2	1,255,233.67	0.55
Total:	**1,270**	**$226,392,373.26**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	108	14,124,795.71	6.24
181 - 240	112	15,527,589.91	6.86
241 - 300	5	557,381.61	0.25
301 - 360	1,045	196,182,606.03	86.66
Total:	**1,270**	**$226,392,373.26**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	59	25,378,423.90	11.21
6.000 - 6.499	35	14,008,787.97	6.19
6.500 - 6.999	422	85,373,571.87	37.71
7.000 - 7.499	106	16,902,549.94	7.47
7.500 - 7.999	288	44,322,490.51	19.58
8.000 - 8.499	41	5,409,869.37	2.39
8.500 - 8.999	115	15,177,540.29	6.70
9.000 - 9.499	28	3,246,201.19	1.43
9.500 - 9.999	59	5,752,730.17	2.54
10.000 - 10.499	31	3,418,277.06	1.51
10.500 - 10.999	51	4,450,617.15	1.97
11.000 - 11.499	20	1,619,774.88	0.72
11.500 - 11.999	12	1,073,241.51	0.47
12.000 - 12.499	2	127,924.34	0.06
12.500 - 12.999	1	130,373.11	0.06
Total:	**1,270**	**$226,392,373.26**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 25.00	5	472,194.23	0.21
25.01 - 30.00	2	828,086.81	0.37
30.01 - 35.00	7	542,663.55	0.24
35.01 - 40.00	11	1,151,641.12	0.51
40.01 - 45.00	17	2,182,310.41	0.96
45.01 - 50.00	27	3,821,219.28	1.69
50.01 - 55.00	23	3,748,789.39	1.66
55.01 - 60.00	37	5,734,936.30	2.53
60.01 - 65.00	51	7,836,102.39	3.46
65.01 - 70.00	67	13,844,361.12	6.12
70.01 - 75.00	118	21,674,512.93	9.57
75.01 - 80.00	195	32,427,778.79	14.32
80.01 - 85.00	184	34,360,353.51	15.18
85.01 - 90.00	429	81,408,930.67	35.96
90.01 - 95.00	97	16,358,492.76	7.23
Total:	**1,270**	**$226,392,373.26**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	37	3,138,719.58	1.39
520 - 539	28	2,446,535.99	1.08
540 - 559	49	6,366,349.28	2.81
560 - 579	41	5,491,917.27	2.43
580 - 599	34	3,551,095.97	1.57
600 - 619	59	7,875,320.71	3.48
620 - 639	129	19,802,867.30	8.75
640 - 659	182	31,492,092.06	13.91
660 - 679	169	29,427,871.25	13.00
680 - 699	217	42,331,518.35	18.70
700 - 719	134	29,582,700.48	13.07
720 - 739	94	21,212,893.20	9.37
740 - 759	47	11,769,096.83	5.20
760 - 779	28	7,096,597.47	3.13
780 - 799	19	4,354,493.88	1.92
800 >=	3	452,303.64	0.20
Total:	**1,270**	**$226,392,373.26**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	271	74,553,799.46	32.93
Texas	133	14,903,769.58	6.58
Minnesota	79	14,623,191.97	6.46
New York	49	13,794,480.40	6.09
Florida	96	12,572,170.64	5.55
Illinois	66	8,846,188.43	3.91
Colorado	54	8,396,635.26	3.71
Washington	36	7,932,662.03	3.50
Massachusetts	24	6,480,368.13	2.86
Michigan	48	5,854,934.03	2.59
Maryland	24	5,666,006.43	2.50
Wisconsin	28	5,099,546.64	2.25
Rhode Island	29	4,481,504.70	1.98
Pennsylvania	28	3,920,098.90	1.73
Georgia	24	3,444,451.56	1.52
New Jersey	17	2,975,300.84	1.31
Connecticut	17	2,899,325.77	1.28
Alabama	20	2,692,636.14	1.19
Indiana	22	2,625,440.01	1.16
Iowa	25	2,375,182.00	1.05
Mississippi	22	2,216,910.24	0.98
Arizona	17	2,213,776.06	0.98
Ohio	16	1,940,959.03	0.86
Nevada	5	1,791,567.40	0.79
New Hampshire	11	1,739,858.34	0.77
Missouri	15	1,675,456.17	0.74
Louisiana	15	1,329,540.19	0.59
Hawaii	5	1,221,150.53	0.54
Oklahoma	12	1,033,342.78	0.46
Kansas	8	978,296.69	0.43
New Mexico	7	966,448.95	0.43
Nebraska	9	788,520.21	0.35
Tennessee	7	658,271.66	0.29
Delaware	5	637,863.39	0.28
Oregon	5	615,518.93	0.27
South Carolina	4	597,005.36	0.26
Maine	4	536,594.82	0.24
Vermont	2	296,262.12	0.13
Kentucky	3	251,870.24	0.11
Utah	2	217,000.00	0.10
Montana	1	157,364.39	0.07
Arkansas	2	137,588.94	0.06
North Dakota	1	99,913.90	0.04
South Dakota	1	81,600.00	0.04
Idaho	1	72,000.00	0.03
Total:	**1,270**	**$226,392,373.26**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	1,160	210,178,609.75	92.84
Non-Owner Occupied	102	14,717,637.92	6.50
Second Home	8	1,496,125.59	0.66
Total:	**1,270**	**$226,392,373.26**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	929	162,551,663.32	71.80
Stated Documentation	258	46,654,965.11	20.61
Limited	83	17,185,744.83	7.59
Total:	**1,270**	**$226,392,373.26**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Debt Consolidation Cash Out	793	126,087,065.04	55.69
Refinance - Debt Consolidation No Cash Out	474	99,734,400.76	44.05
Purchase	3	570,907.46	0.25
Total:	**1,270**	**$226,392,373.26**	**100.00**

* Cash proceeds to the borrower exclusive of debt consolidation payments exceed [3%] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed [3%] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade Retail

Risk Category	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8A	252	57,628,516.10	25.46
7A	278	56,340,184.75	24.89
6A	172	30,161,422.37	13.32
5A	168	30,138,458.14	13.31
4A	125	19,217,122.48	8.49
3A	59	8,981,459.67	3.97
2A	89	11,601,604.95	5.12
1A	16	1,901,808.02	0.84
B	43	4,195,934.56	1.85
C	56	5,010,014.94	2.21
D	12	1,215,847.28	0.54
Total:	**1,270**	**$226,392,373.26**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	1,004	182,727,371.18	80.71
2 - 4 Family	72	15,026,266.63	6.63
PUD	80	14,940,510.42	6.60
Condominium	55	7,683,943.41	3.39
Manufactured Housing	42	4,041,748.80	1.79
Attached PUD	11	1,369,190.08	0.60
Single Family Attached	6	603,342.74	0.27
Total:	**1,270**	**$226,392,373.26**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	340	47,209,663.08	20.85
12	91	22,790,874.06	10.07
24	9	2,116,078.56	0.93
30	6	1,072,528.98	0.47
36	824	153,203,228.58	67.67
Total:	**1,270**	**$226,392,373.26**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,270	226,392,373.26	100.00
Total:	**1,270**	**$226,392,373.26**	**100.00**

Conforming Balance

Conforming Balance	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,082	145,016,195.65	64.06
Non-conforming	188	81,376,177.61	35.94
Total:	**1,270**	**$226,392,373.26**	**100.00**

Sensitivity Analysis

To Call

Class	FRM PPC	0%	50%	100%	150%	200%
	ARM CPR	0%	14%	27%	40%	54%
AV-2	Avg Life	18.59	5.50	2.93	1.83	1.15
	Modified Duration	15.99	5.17	2.84	1.80	1.15
	First Payment Period	1	1	1	1	1
	Last Payment Period	343	185	102	67	36
AF-1	Avg Life	8.54	1.61	1.00	0.77	0.65
	Modified Duration	8.04	1.60	1.00	0.78	0.65
	First Payment Period	1	1	1	1	1
	Last Payment Period	180	35	20	15	12
AF-2	Avg Life	16.73	3.56	2.00	1.45	1.16
	Modified Duration	13.35	3.36	1.93	1.40	1.13
	First Payment Period	180	35	20	15	12
	Last Payment Period	219	49	27	19	15
AF-3	Avg Life	21.32	5.79	3.00	2.06	1.60
	Modified Duration	15.06	5.18	2.81	1.97	1.54
	First Payment Period	219	49	27	19	15
	Last Payment Period	295	104	48	30	23
AF-4	Avg Life	26.03	11.18	5.00	2.96	2.17
	Modified Duration	15.16	8.63	4.40	2.72	2.03
	First Payment Period	295	104	48	30	23
	Last Payment Period	328	166	75	45	28
AF-5	Avg Life	28.34	15.28	8.14	4.96	2.76
	Modified Duration	14.02	10.09	6.40	4.23	2.50
	First Payment Period	328	166	75	45	28
	Last Payment Period	343	185	102	67	36
AF-6	Avg Life	13.34	8.03	6.63	5.28	3.81
	Modified Duration	9.37	6.42	5.52	4.57	3.41
	First Payment Period	37	37	37	42	36
	Last Payment Period	343	185	102	67	47

Sensitivity Analysis

To Call

	FRM PPC	0%	50%	100%	150%	200%
Class	ARM CPR	0%	14%	27%	40%	54%
M-1	Avg Life	25.86	10.38	5.65	4.38	3.96
	Modified Duration	20.66	9.41	5.37	4.23	3.84
	First Payment Period	253	62	38	42	47
	Last Payment Period	343	185	102	67	47
M-2	Avg Life	25.86	10.38	5.64	4.14	3.85
	Modified Duration	18.16	8.84	5.16	3.90	3.64
	First Payment Period	253	62	38	39	42
	Last Payment Period	343	185	102	67	47
M-3	Avg Life	25.86	10.38	5.63	4.08	3.61
	Modified Duration	17.63	8.71	5.11	3.81	3.41
	First Payment Period	253	62	37	39	41
	Last Payment Period	343	185	102	67	47
M-4	Avg Life	25.86	10.38	5.63	4.05	3.54
	Modified Duration	15.45	8.15	4.91	3.68	3.26
	First Payment Period	252	61	37	38	40
	Last Payment Period	343	185	102	67	47
M-5	Avg Life	25.86	10.38	5.63	4.04	3.47
	Modified Duration	14.46	7.88	4.81	3.61	3.17
	First Payment Period	252	61	37	38	39
	Last Payment Period	343	185	102	67	47
M-6	Avg Life	25.77	10.08	5.45	3.88	3.33
	Modified Duration	14.44	7.73	4.68	3.49	3.05
	First Payment Period	252	61	37	37	38
	Last Payment Period	343	185	102	67	47

Sensitivity Analysis

To Maturity

	FRM PPC	0%	50%	100%	150%	200%
Class	ARM CPR	0%	14%	27%	40%	54%
AV-2	Avg Life	18.65	5.86	3.16	1.97	1.15
	Modified Duration	16.03	5.45	3.04	1.93	1.15
	First Payment Period	1	1	1	1	1
	Last Payment Period	359	330	219	146	36
AF-1	Avg Life	8.54	1.61	1.00	0.77	0.65
	Modified Duration	8.04	1.60	1.00	0.78	0.65
	First Payment Period	1	1	1	1	1
	Last Payment Period	180	35	20	15	12
AF-2	Avg Life	16.73	3.56	2.00	1.45	1.16
	Modified Duration	13.35	3.36	1.93	1.40	1.13
	First Payment Period	180	35	20	15	12
	Last Payment Period	219	49	27	19	15
AF-3	Avg Life	21.32	5.79	3.00	2.06	1.60
	Modified Duration	15.06	5.18	2.81	1.97	1.54
	First Payment Period	219	49	27	19	15
	Last Payment Period	295	104	48	30	23
AF-4	Avg Life	26.03	11.18	5.00	2.96	2.17
	Modified Duration	15.16	8.63	4.40	2.72	2.03
	First Payment Period	295	104	48	30	23
	Last Payment Period	328	166	75	45	28
AF-5	Avg Life	28.72	19.30	10.99	6.21	2.76
	Modified Duration	14.09	11.48	7.88	5.02	2.50
	First Payment Period	328	166	75	45	28
	Last Payment Period	359	342	250	171	36
AF-6	Avg Life	13.34	8.07	6.85	6.47	5.94
	Modified Duration	9.37	6.43	5.65	5.40	5.00
	First Payment Period	37	37	37	42	36
	Last Payment Period	357	340	247	169	125

Sensitivity Analysis

To Maturity

	FRM PPC	0%	50%	100%	150%	200%
Class	ARM CPR	0%	14%	27%	40%	54%
M-1	Avg Life	26.00	11.26	6.23	4.77	5.54
	Modified Duration	20.74	10.04	5.85	4.57	5.28
	First Payment Period	253	62	38	42	50
	Last Payment Period	357	313	201	136	103
M-2	Avg Life	25.99	11.13	6.12	4.46	4.12
	Modified Duration	18.22	9.30	5.52	4.16	3.88
	First Payment Period	253	62	38	39	42
	Last Payment Period	356	274	161	107	76
M-3	Avg Life	25.97	10.97	6.00	4.32	3.79
	Modified Duration	17.68	9.07	5.38	4.01	3.57
	First Payment Period	253	62	37	39	41
	Last Payment Period	352	240	137	90	64
M-4	Avg Life	25.95	10.84	5.91	4.23	3.68
	Modified Duration	15.48	8.39	5.10	3.82	3.38
	First Payment Period	252	61	37	38	40
	Last Payment Period	351	228	129	85	60
M-5	Avg Life	25.91	10.60	5.76	4.12	3.54
	Modified Duration	14.47	7.98	4.89	3.68	3.22
	First Payment Period	252	61	37	38	39
	Last Payment Period	348	211	117	77	55
M-6	Avg Life	25.77	10.09	5.45	3.88	3.33
	Modified Duration	14.44	7.73	4.68	3.49	3.05
	First Payment Period	252	61	37	37	38
	Last Payment Period	344	188	103	68	48

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-2 Certificates

Period	Class AV-2 Notional Schedule	Cap Strike	Cap Ceiling
1	103,277,000	99.00	9.25
2	100,917,356	7.35	9.25
3	98,559,730	7.11	9.25
4	96,202,988	7.11	9.25
5	93,846,231	7.60	9.25
6	91,488,803	7.10	9.25
7	89,130,285	7.34	9.25
8	86,770,498	7.10	9.25
9	84,409,495	7.33	9.25
10	82,047,563	7.09	9.25
11	79,685,213	7.09	9.25
12	77,331,612	7.33	9.25
13	75,034,157	7.09	9.25
14	72,792,062	7.32	9.25
15	70,603,975	7.09	9.25
16	68,468,579	7.09	9.25
17	66,384,589	7.84	9.25
18	64,350,753	7.08	9.25
19	62,365,846	7.32	9.25
20	60,428,678	7.08	9.25
21	58,538,086	7.31	9.25
22	56,692,935	7.08	9.25
23	54,892,119	7.08	9.25
24	53,134,560	7.31	9.25
25	51,419,205	7.07	9.25
26	49,745,028	7.31	9.25
27	48,111,028	7.07	9.25
28	46,516,229	7.07	9.25
29	44,959,678	7.82	9.25
30	43,440,446	7.07	9.25
31	41,957,628	7.30	9.25
32	40,510,339	7.06	9.25
33	39,097,717	7.30	9.25
34	37,718,923	7.06	9.25
35	36,373,134	7.06	9.25
36	35,059,553	7.29	9.25
37	-	-	-

Yield Maintenance Agreement Schedule and Strike Rates For Class M-1 Certificates

Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-1 Notional Schedule	Cap Strike	Cap Ceiling
1	63,600,000	-	9.25	35	63,600,000	6.84	9.25	69	27,472,528	6.95	9.25
2	63,600,000	7.20	9.25	36	63,600,000	7.06	9.25	70	26,845,426	6.72	9.25
3	63,600,000	6.96	9.25	37	63,600,000	6.83	9.25	71	26,232,569	6.72	9.25
4	63,600,000	6.95	9.25	38	63,600,000	7.05	9.25	72	25,633,631	6.94	9.25
5	63,600,000	7.42	9.25	39	62,389,774	6.82	9.25	73	25,048,293	6.72	9.25
6	63,600,000	6.93	9.25	40	54,868,856	6.81	9.25	74	24,476,244	6.94	9.25
7	63,600,000	7.16	9.25	41	52,420,945	7.54	9.25	75	23,917,179	6.71	9.25
8	63,600,000	6.92	9.25	42	51,224,936	6.81	9.25	76	23,370,801	6.71	9.25
9	63,600,000	7.15	9.25	43	50,056,287	7.03	9.25	77	22,836,820	7.42	9.25
10	63,600,000	6.91	9.25	44	48,914,367	6.80	9.25	78	22,314,952	6.70	9.25
11	63,600,000	6.91	9.25	45	47,798,555	7.02	9.25	79	21,804,922	6.92	9.25
12	63,600,000	7.14	9.25	46	46,708,247	6.79	9.25	80	21,306,457	6.70	9.25
13	63,600,000	6.90	9.25	47	45,642,854	6.79	9.25	81	20,819,295	6.92	9.25
14	63,600,000	7.13	9.25	48	44,601,799	7.01	9.25	82	20,343,176	6.69	9.25
15	63,600,000	6.90	9.25	49	43,584,519	6.78	9.25	83	19,877,849	6.69	9.25
16	63,600,000	6.90	9.25	50	42,590,466	7.01	9.25	84	19,423,068	6.91	9.25
17	63,600,000	7.63	9.25	51	41,619,102	6.78	9.25	85	18,978,592	6.68	9.25
18	63,600,000	6.89	9.25	52	40,669,904	6.78	9.25	86	18,544,186	6.90	9.25
19	63,600,000	7.12	9.25	53	39,742,360	7.24	9.25	87	18,119,621	6.68	9.25
20	63,600,000	6.88	9.25	54	38,835,971	6.77	9.25	88	17,704,672	6.68	9.25
21	63,600,000	7.11	9.25	55	37,950,248	6.99	9.25	89	17,299,120	7.39	9.25
22	63,600,000	6.88	9.25	56	37,084,716	6.76	9.25	90	16,902,752	6.67	9.25
23	63,600,000	6.87	9.25	57	36,238,909	6.99	9.25	91	16,515,357	6.89	9.25
24	63,600,000	7.10	9.25	58	35,412,372	6.76	9.25	92	16,136,733	6.67	9.25
25	63,600,000	6.87	9.25	59	34,604,662	6.76	9.25	93	15,766,679	6.89	9.25
26	63,600,000	7.09	9.25	60	33,815,345	6.98	9.25	94	15,405,001	6.66	9.25
27	63,600,000	6.86	9.25	61	33,043,999	6.75	9.25	95	15,051,508	6.66	9.25
28	63,600,000	6.86	9.25	62	32,290,209	6.97	9.25	96	14,706,014	6.88	9.25
29	63,600,000	7.59	9.25	63	31,553,573	6.74	9.25	97	14,368,337	6.65	9.25
30	63,600,000	6.85	9.25	64	30,833,696	6.74	9.25	98	14,038,301	6.87	9.25
31	63,600,000	7.08	9.25	65	30,130,192	7.46	9.25	99	13,715,730	6.65	9.25
32	63,600,000	6.85	9.25	66	29,442,687	6.74	9.25	100	13,400,457	6.65	9.25
33	63,600,000	7.07	9.25	67	28,770,812	6.96	9.25	101	13,092,315	7.10	9.25
34	63,600,000	6.84	9.25	68	28,114,209	6.73	9.25	102	12,791,142	6.64	9.25

Yield Maintenance Agreement Schedule and Strike Rates For Class M-2 Certificates

Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-2 Notional Schedule	Cap Strike	Cap Ceiling
1	54,000,000	-	9.25	35	54,000,000	6.84	9.25	69	23,325,731	6.95	9.25
2	54,000,000	7.20	9.25	36	54,000,000	7.06	9.25	70	22,793,286	6.72	9.25
3	54,000,000	6.96	9.25	37	54,000,000	6.83	9.25	71	22,272,936	6.72	9.25
4	54,000,000	6.95	9.25	38	54,000,000	7.05	9.25	72	21,764,404	6.94	9.25
5	54,000,000	7.42	9.25	39	46,611,221	6.82	9.25	73	21,267,419	6.72	9.25
6	54,000,000	6.93	9.25	40	45,547,612	6.81	9.25	74	20,781,716	6.94	9.25
7	54,000,000	7.16	9.25	41	44,508,350	7.54	9.25	75	20,307,039	6.71	9.25
8	54,000,000	6.92	9.25	42	43,492,870	6.81	9.25	76	19,843,133	6.71	9.25
9	54,000,000	7.15	9.25	43	42,500,621	7.03	9.25	77	19,389,753	7.42	9.25
10	54,000,000	6.91	9.25	44	41,531,066	6.80	9.25	78	18,946,658	6.70	9.25
11	54,000,000	6.91	9.25	45	40,583,678	7.02	9.25	79	18,513,613	6.92	9.25
12	54,000,000	7.14	9.25	46	39,657,946	6.79	9.25	80	18,090,388	6.70	9.25
13	54,000,000	6.90	9.25	47	38,753,366	6.79	9.25	81	17,676,760	6.92	9.25
14	54,000,000	7.13	9.25	48	37,869,452	7.01	9.25	82	17,272,508	6.69	9.25
15	54,000,000	6.90	9.25	49	37,005,724	6.78	9.25	83	16,877,419	6.69	9.25
16	54,000,000	6.90	9.25	50	36,161,716	7.01	9.25	84	16,491,284	6.91	9.25
17	54,000,000	7.63	9.25	51	35,336,973	6.78	9.25	85	16,113,899	6.68	9.25
18	54,000,000	6.89	9.25	52	34,531,051	6.78	9.25	86	15,745,064	6.90	9.25
19	54,000,000	7.12	9.25	53	33,743,513	7.24	9.25	87	15,384,584	6.68	9.25
20	54,000,000	6.88	9.25	54	32,973,938	6.77	9.25	88	15,032,269	6.68	9.25
21	54,000,000	7.11	9.25	55	32,221,909	6.99	9.25	89	14,687,932	7.39	9.25
22	54,000,000	6.88	9.25	56	31,487,023	6.76	9.25	90	14,351,393	6.67	9.25
23	54,000,000	6.87	9.25	57	30,768,885	6.99	9.25	91	14,022,473	6.89	9.25
24	54,000,000	7.10	9.25	58	30,067,108	6.76	9.25	92	13,701,000	6.67	9.25
25	54,000,000	6.87	9.25	59	29,381,317	6.76	9.25	93	13,386,803	6.89	9.25
26	54,000,000	7.09	9.25	60	28,711,142	6.98	9.25	94	13,079,718	6.66	9.25
27	54,000,000	6.86	9.25	61	28,056,225	6.75	9.25	95	12,779,582	6.66	9.25
28	54,000,000	6.86	9.25	62	27,416,215	6.97	9.25	96	12,486,238	6.88	9.25
29	54,000,000	7.59	9.25	63	26,790,769	6.74	9.25	97	12,199,532	6.65	9.25
30	54,000,000	6.85	9.25	64	26,179,553	6.74	9.25	98	11,919,312	6.87	9.25
31	54,000,000	7.08	9.25	65	25,582,239	7.46	9.25	99	11,645,431	6.65	9.25
32	54,000,000	6.85	9.25	66	24,998,508	6.74	9.25	100	11,377,746	6.65	9.25
33	54,000,000	7.07	9.25	67	24,428,048	6.96	9.25	101	11,116,116	7.10	9.25
34	54,000,000	6.84	9.25	68	23,870,555	6.73	9.25	102	10,860,404	6.64	9.25

Yield Maintenance Agreement Schedule and Strike Rates For Class M-3 Certificates

Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-3 Notional Schedule	Cap Strike	Cap Ceiling
1	12,000,000	-	9.25	35	12,000,000	6.84	9.25	69	5,183,496	6.95	9.25
2	12,000,000	7.20	9.25	36	12,000,000	7.06	9.25	70	5,065,175	6.72	9.25
3	12,000,000	6.96	9.25	37	12,000,000	6.83	9.25	71	4,949,541	6.72	9.25
4	12,000,000	6.95	9.25	38	10,793,864	7.05	9.25	72	4,836,534	6.94	9.25
5	12,000,000	7.42	9.25	39	10,358,049	6.82	9.25	73	4,726,093	6.72	9.25
6	12,000,000	6.93	9.25	40	10,121,692	6.81	9.25	74	4,618,159	6.94	9.25
7	12,000,000	7.16	9.25	41	9,890,744	7.54	9.25	75	4,512,675	6.71	9.25
8	12,000,000	6.92	9.25	42	9,665,082	6.81	9.25	76	4,409,585	6.71	9.25
9	12,000,000	7.15	9.25	43	9,444,583	7.03	9.25	77	4,308,834	7.42	9.25
10	12,000,000	6.91	9.25	44	9,229,126	6.80	9.25	78	4,210,368	6.70	9.25
11	12,000,000	6.91	9.25	45	9,018,595	7.02	9.25	79	4,114,136	6.92	9.25
12	12,000,000	7.14	9.25	46	8,812,877	6.79	9.25	80	4,020,086	6.70	9.25
13	12,000,000	6.90	9.25	47	8,611,859	6.79	9.25	81	3,928,169	6.92	9.25
14	12,000,000	7.13	9.25	48	8,415,434	7.01	9.25	82	3,838,335	6.69	9.25
15	12,000,000	6.90	9.25	49	8,223,494	6.78	9.25	83	3,750,538	6.69	9.25
16	12,000,000	6.90	9.25	50	8,035,937	7.01	9.25	84	3,664,730	6.91	9.25
17	12,000,000	7.63	9.25	51	7,852,661	6.78	9.25	85	3,580,866	6.68	9.25
18	12,000,000	6.89	9.25	52	7,673,567	6.78	9.25	86	3,498,903	6.90	9.25
19	12,000,000	7.12	9.25	53	7,498,559	7.24	9.25	87	3,418,796	6.68	9.25
20	12,000,000	6.88	9.25	54	7,327,542	6.77	9.25	88	3,340,504	6.68	9.25
21	12,000,000	7.11	9.25	55	7,160,424	6.99	9.25	89	3,263,985	7.39	9.25
22	12,000,000	6.88	9.25	56	6,997,116	6.76	9.25	90	3,189,198	6.67	9.25
23	12,000,000	6.87	9.25	57	6,837,530	6.99	9.25	91	3,116,105	6.89	9.25
24	12,000,000	7.10	9.25	58	6,681,580	6.76	9.25	92	3,044,667	6.67	9.25
25	12,000,000	6.87	9.25	59	6,529,181	6.76	9.25	93	2,974,845	6.89	9.25
26	12,000,000	7.09	9.25	60	6,380,254	6.98	9.25	94	2,906,604	6.66	9.25
27	12,000,000	6.86	9.25	61	6,234,717	6.75	9.25	95	2,839,907	6.66	9.25
28	12,000,000	6.86	9.25	62	6,092,492	6.97	9.25	96	2,774,720	6.88	9.25
29	12,000,000	7.59	9.25	63	5,953,504	6.74	9.25	97	2,711,007	6.65	9.25
30	12,000,000	6.85	9.25	64	5,817,678	6.74	9.25	98	2,648,736	6.87	9.25
31	12,000,000	7.08	9.25	65	5,684,942	7.46	9.25	99	2,587,874	6.65	9.25
32	12,000,000	6.85	9.25	66	5,555,224	6.74	9.25	100	2,528,388	6.65	9.25
33	12,000,000	7.07	9.25	67	5,428,455	6.96	9.25	101	2,470,248	7.10	9.25
34	12,000,000	6.84	9.25	68	5,304,568	6.73	9.25	102	2,413,423	6.64	9.25

Yield Maintenance Agreement Schedule and Strike Rates For Class M-4 Certificates

Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-4 Notional Schedule	Cap Strike	Cap Ceiling
1	13,200,000	-	9.25	35	13,200,000	6.84	9.25	69	5,701,845	6.95	9.25
2	13,200,000	7.20	9.25	36	13,200,000	7.06	9.25	70	5,571,692	6.72	9.25
3	13,200,000	6.96	9.25	37	13,200,000	6.83	9.25	71	5,444,496	6.72	9.25
4	13,200,000	6.95	9.25	38	11,659,940	7.05	9.25	72	5,320,188	6.94	9.25
5	13,200,000	7.42	9.25	39	11,393,854	6.82	9.25	73	5,198,702	6.72	9.25
6	13,200,000	6.93	9.25	40	11,133,861	6.81	9.25	74	5,079,975	6.94	9.25
7	13,200,000	7.16	9.25	41	10,879,819	7.54	9.25	75	4,963,943	6.71	9.25
8	13,200,000	6.92	9.25	42	10,631,590	6.81	9.25	76	4,850,544	6.71	9.25
9	13,200,000	7.15	9.25	43	10,389,041	7.03	9.25	77	4,739,717	7.42	9.25
10	13,200,000	6.91	9.25	44	10,152,038	6.80	9.25	78	4,631,405	6.70	9.25
11	13,200,000	6.91	9.25	45	9,920,455	7.02	9.25	79	4,525,550	6.92	9.25
12	13,200,000	7.14	9.25	46	9,694,164	6.79	9.25	80	4,422,095	6.70	9.25
13	13,200,000	6.90	9.25	47	9,473,045	6.79	9.25	81	4,320,986	6.92	9.25
14	13,200,000	7.13	9.25	48	9,256,977	7.01	9.25	82	4,222,169	6.69	9.25
15	13,200,000	6.90	9.25	49	9,045,844	6.78	9.25	83	4,125,591	6.69	9.25
16	13,200,000	6.90	9.25	50	8,839,531	7.01	9.25	84	4,031,203	6.91	9.25
17	13,200,000	7.63	9.25	51	8,637,927	6.78	9.25	85	3,938,953	6.68	9.25
18	13,200,000	6.89	9.25	52	8,440,923	6.78	9.25	86	3,848,793	6.90	9.25
19	13,200,000	7.12	9.25	53	8,248,414	7.24	9.25	87	3,760,676	6.68	9.25
20	13,200,000	6.88	9.25	54	8,060,296	6.77	9.25	88	3,674,555	6.68	9.25
21	13,200,000	7.11	9.25	55	7,876,467	6.99	9.25	89	3,590,383	7.39	9.25
22	13,200,000	6.88	9.25	56	7,696,828	6.76	9.25	90	3,508,118	6.67	9.25
23	13,200,000	6.87	9.25	57	7,521,283	6.99	9.25	91	3,427,716	6.89	9.25
24	13,200,000	7.10	9.25	58	7,349,738	6.76	9.25	92	3,349,133	6.67	9.25
25	13,200,000	6.87	9.25	59	7,182,100	6.76	9.25	93	3,272,330	6.89	9.25
26	13,200,000	7.09	9.25	60	7,018,279	6.98	9.25	94	3,197,264	6.66	9.25
27	13,200,000	6.86	9.25	61	6,858,188	6.75	9.25	95	3,123,898	6.66	9.25
28	13,200,000	6.86	9.25	62	6,701,742	6.97	9.25	96	3,052,192	6.88	9.25
29	13,200,000	7.59	9.25	63	6,548,855	6.74	9.25	97	2,982,108	6.65	9.25
30	13,200,000	6.85	9.25	64	6,399,446	6.74	9.25	98	2,913,610	6.87	9.25
31	13,200,000	7.08	9.25	65	6,253,436	7.46	9.25	99	2,846,661	6.65	9.25
32	13,200,000	6.85	9.25	66	6,110,746	6.74	9.25	100	2,781,227	6.65	9.25
33	13,200,000	7.07	9.25	67	5,971,301	6.96	9.25	101	2,717,273	7.10	9.25
34	13,200,000	6.84	9.25	68	5,835,025	6.73	9.25	102	2,654,765	6.64	9.25

Yield Maintenance Agreement Schedule and Strike Rates For Class M-5 Certificates

Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-5 Notional Schedule	Cap Strike	Cap Ceiling
1	12,000,000	-	9.25	35	12,000,000	6.84	9.25	69	5,183,496	6.95	9.25
2	12,000,000	7.20	9.25	36	12,000,000	7.06	9.25	70	5,065,175	6.72	9.25
3	12,000,000	6.96	9.25	37	12,000,000	6.83	9.25	71	4,949,541	6.72	9.25
4	12,000,000	6.95	9.25	38	10,599,946	7.05	9.25	72	4,836,534	6.94	9.25
5	12,000,000	7.42	9.25	39	10,358,049	6.82	9.25	73	4,726,093	6.72	9.25
6	12,000,000	6.93	9.25	40	10,121,692	6.81	9.25	74	4,618,159	6.94	9.25
7	12,000,000	7.16	9.25	41	9,890,744	7.54	9.25	75	4,512,675	6.71	9.25
8	12,000,000	6.92	9.25	42	9,665,082	6.81	9.25	76	4,409,585	6.71	9.25
9	12,000,000	7.15	9.25	43	9,444,583	7.03	9.25	77	4,308,834	7.42	9.25
10	12,000,000	6.91	9.25	44	9,229,126	6.80	9.25	78	4,210,368	6.70	9.25
11	12,000,000	6.91	9.25	45	9,018,595	7.02	9.25	79	4,114,136	6.92	9.25
12	12,000,000	7.14	9.25	46	8,812,877	6.79	9.25	80	4,020,086	6.70	9.25
13	12,000,000	6.90	9.25	47	8,611,859	6.79	9.25	81	3,928,169	6.92	9.25
14	12,000,000	7.13	9.25	48	8,415,434	7.01	9.25	82	3,838,335	6.69	9.25
15	12,000,000	6.90	9.25	49	8,223,494	6.78	9.25	83	3,750,538	6.69	9.25
16	12,000,000	6.90	9.25	50	8,035,937	7.01	9.25	84	3,664,730	6.91	9.25
17	12,000,000	7.63	9.25	51	7,852,661	6.78	9.25	85	3,580,866	6.68	9.25
18	12,000,000	6.89	9.25	52	7,673,567	6.78	9.25	86	3,498,903	6.90	9.25
19	12,000,000	7.12	9.25	53	7,498,559	7.24	9.25	87	3,418,796	6.68	9.25
20	12,000,000	6.88	9.25	54	7,327,542	6.77	9.25	88	3,340,504	6.68	9.25
21	12,000,000	7.11	9.25	55	7,160,424	6.99	9.25	89	3,263,985	7.39	9.25
22	12,000,000	6.88	9.25	56	6,997,116	6.76	9.25	90	3,189,198	6.67	9.25
23	12,000,000	6.87	9.25	57	6,837,530	6.99	9.25	91	3,116,105	6.89	9.25
24	12,000,000	7.10	9.25	58	6,681,580	6.76	9.25	92	3,044,667	6.67	9.25
25	12,000,000	6.87	9.25	59	6,529,181	6.76	9.25	93	2,974,845	6.89	9.25
26	12,000,000	7.09	9.25	60	6,380,254	6.98	9.25	94	2,906,604	6.66	9.25
27	12,000,000	6.86	9.25	61	6,234,717	6.75	9.25	95	2,839,907	6.66	9.25
28	12,000,000	6.86	9.25	62	6,092,492	6.97	9.25	96	2,774,720	6.88	9.25
29	12,000,000	7.59	9.25	63	5,953,504	6.74	9.25	97	2,711,007	6.65	9.25
30	12,000,000	6.85	9.25	64	5,817,678	6.74	9.25	98	2,648,736	6.87	9.25
31	12,000,000	7.08	9.25	65	5,684,942	7.46	9.25	99	2,587,874	6.65	9.25
32	12,000,000	6.85	9.25	66	5,555,224	6.74	9.25	100	2,528,388	6.65	9.25
33	12,000,000	7.07	9.25	67	5,428,455	6.96	9.25	101	2,470,248	7.10	9.25
34	12,000,000	6.84	9.25	68	5,304,568	6.73	9.25	102	2,413,423	6.64	9.25

Yield Maintenance Agreement Schedule and Strike Rates For Class M-6 Certificates

Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling	Period	Class M-6 Notional Schedule	Cap Strike	Cap Ceiling
1	13,200,000	-	9.25	35	13,200,000	6.84	9.25	69	5,701,845	6.95	9.25
2	13,200,000	7.20	9.25	36	13,200,000	7.06	9.25	70	5,571,692	6.72	9.25
3	13,200,000	6.96	9.25	37	13,200,000	6.83	9.25	71	5,444,496	6.72	9.25
4	13,200,000	6.95	9.25	38	11,659,940	7.05	9.25	72	5,320,188	6.94	9.25
5	13,200,000	7.42	9.25	39	11,393,854	6.82	9.25	73	5,198,702	6.72	9.25
6	13,200,000	6.93	9.25	40	11,133,861	6.81	9.25	74	5,079,975	6.94	9.25
7	13,200,000	7.16	9.25	41	10,879,819	7.54	9.25	75	4,963,943	6.71	9.25
8	13,200,000	6.92	9.25	42	10,631,590	6.81	9.25	76	4,850,544	6.71	9.25
9	13,200,000	7.15	9.25	43	10,389,041	7.03	9.25	77	4,739,717	7.42	9.25
10	13,200,000	6.91	9.25	44	10,152,038	6.80	9.25	78	4,631,405	6.70	9.25
11	13,200,000	6.91	9.25	45	9,920,455	7.02	9.25	79	4,525,550	6.92	9.25
12	13,200,000	7.14	9.25	46	9,694,164	6.79	9.25	80	4,422,095	6.70	9.25
13	13,200,000	6.90	9.25	47	9,473,045	6.79	9.25	81	4,213,239	6.92	9.25
14	13,200,000	7.13	9.25	48	9,256,977	7.01	9.25	82	3,979,671	6.69	9.25
15	13,200,000	6.90	9.25	49	9,045,844	6.78	9.25	83	3,751,398	6.69	9.25
16	13,200,000	6.90	9.25	50	8,839,531	7.01	9.25	84	3,528,298	6.91	9.25
17	13,200,000	7.63	9.25	51	8,637,927	6.78	9.25	85	3,310,253	6.68	9.25
18	13,200,000	6.89	9.25	52	8,440,923	6.78	9.25	86	3,097,148	6.90	9.25
19	13,200,000	7.12	9.25	53	8,248,414	7.24	9.25	87	2,888,871	6.68	9.25
20	13,200,000	6.88	9.25	54	8,060,296	6.77	9.25	88	2,685,311	6.68	9.25
21	13,200,000	7.11	9.25	55	7,876,467	6.99	9.25	89	2,486,361	7.39	9.25
22	13,200,000	6.88	9.25	56	7,696,828	6.76	9.25	90	2,291,916	6.67	9.25
23	13,200,000	6.87	9.25	57	7,521,283	6.99	9.25	91	2,101,873	6.89	9.25
24	13,200,000	7.10	9.25	58	7,349,738	6.76	9.25	92	1,916,133	6.67	9.25
25	13,200,000	6.87	9.25	59	7,182,100	6.76	9.25	93	1,734,597	6.89	9.25
26	13,200,000	7.09	9.25	60	7,018,279	6.98	9.25	94	1,557,170	6.66	9.25
27	13,200,000	6.86	9.25	61	6,858,188	6.75	9.25	95	1,383,759	6.66	9.25
28	13,200,000	6.86	9.25	62	6,701,742	6.97	9.25	96	1,214,271	6.88	9.25
29	13,200,000	7.59	9.25	63	6,548,855	6.74	9.25	97	1,048,618	6.65	9.25
30	13,200,000	6.85	9.25	64	6,399,446	6.74	9.25	98	886,714	6.87	9.25
31	13,200,000	7.08	9.25	65	6,253,436	7.46	9.25	99	728,472	6.65	9.25
32	13,200,000	6.85	9.25	66	6,110,746	6.74	9.25	100	573,809	6.65	9.25
33	13,200,000	7.07	9.25	67	5,971,301	6.96	9.25	101	422,645	7.10	9.25
34	13,200,000	6.84	9.25	68	5,835,025	6.73	9.25	102	274,900	6.64	9.25

Net WAC Cap for Class AV-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.80	4.80	35	7.06	10.95	69	7.25	10.37
2	7.35	9.25	36	7.29	11.54	70	7.01	10.03
3	7.11	9.25	37	7.06	9.27	71	7.01	10.02
4	7.11	9.25	38	7.29	9.57	72	7.24	10.34
5	7.60	9.25	39	7.05	9.25	73	7.01	10.00
6	7.10	9.25	40	7.05	9.27	74	7.24	10.32
7	7.34	9.25	41	7.81	10.27	75	7.00	9.98
8	7.10	9.25	42	7.05	9.78	76	7.00	9.97
9	7.33	9.25	43	7.28	10.09	77	7.75	11.02
10	7.09	9.25	44	7.05	9.76	78	7.00	9.95
11	7.09	9.25	45	7.28	10.07	79	7.23	10.27
12	7.33	9.25	46	7.04	9.76	80	7.00	9.93
13	7.09	9.25	47	7.04	9.77	81	7.23	10.25
14	7.32	9.25	48	7.28	10.60	82	6.99	9.91
15	7.09	9.25	49	7.04	10.25	83	6.99	9.90
16	7.09	9.25	50	7.27	10.58	84	7.22	10.21
17	7.84	9.25	51	7.04	10.23	85	6.99	9.87
18	7.08	9.25	52	7.04	10.22	86	7.22	10.19
19	7.32	9.25	53	7.52	10.91	87	6.99	9.85
20	7.08	9.25	54	7.03	10.19	88	6.99	9.84
21	7.31	9.25	55	7.27	10.52	89	7.73	10.89
22	7.08	9.29	56	7.03	10.17	90	6.98	9.82
23	7.08	9.33	57	7.26	10.50	91	7.21	10.14
24	7.31	10.44	58	7.03	10.15	92	6.98	9.80
25	7.07	10.40	59	7.03	10.14	93	7.21	10.12
26	7.31	10.43	60	7.26	10.47	94	6.98	9.78
27	7.07	10.39	61	7.02	10.12	95	6.98	9.77
28	7.07	10.40	62	7.26	10.45	96	7.21	10.09
29	7.82	10.55	63	7.02	10.10	97	6.97	9.76
30	7.07	10.94	64	7.02	10.09	98	7.21	10.07
31	7.30	10.99	65	7.77	11.16	99	6.97	9.74
32	7.06	10.93	66	7.02	10.07	100	6.97	9.73
33	7.30	10.98	67	7.25	10.39	101	7.45	10.39
34	7.06	10.94	68	7.01	10.05	102	6.97	9.71

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-1 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.70	4.70	35	6.84	10.59	69	6.95	11.50
2	7.20	9.25	36	7.06	11.04	70	6.72	11.41
3	6.96	9.25	37	6.83	10.98	71	6.72	11.40
4	6.95	9.25	38	7.05	10.99	72	6.94	11.47
5	7.42	9.25	39	6.82	10.90	73	6.72	11.38
6	6.93	9.25	40	6.81	10.90	74	6.94	11.45
7	7.16	9.25	41	7.54	11.08	75	6.71	11.37
8	6.92	9.25	42	6.81	11.25	76	6.71	11.36
9	7.15	9.25	43	7.03	11.31	77	7.42	11.59
10	6.91	9.25	44	6.80	11.24	78	6.70	11.35
11	6.91	9.25	45	7.02	11.30	79	6.92	11.41
12	7.14	9.25	46	6.79	11.24	80	6.70	11.32
13	6.90	9.25	47	6.79	11.26	81	6.92	11.39
14	7.13	9.25	48	7.01	11.69	82	6.69	11.31
15	6.90	9.25	49	6.78	11.60	83	6.69	11.30
16	6.90	9.25	50	7.01	11.66	84	6.91	11.37
17	7.63	9.25	51	6.78	11.57	85	6.68	11.29
18	6.89	9.25	52	6.78	11.56	86	6.90	11.35
19	7.12	9.25	53	7.24	11.72	87	6.68	11.27
20	6.88	9.25	54	6.77	11.55	88	6.68	11.26
21	7.11	9.25	55	6.99	11.62	89	7.39	11.48
22	6.88	9.28	56	6.76	11.54	90	6.67	11.25
23	6.87	9.35	57	6.99	11.60	91	6.89	11.31
24	7.10	10.17	58	6.76	11.51	92	6.67	11.23
25	6.87	10.14	59	6.76	11.50	93	6.89	11.29
26	7.09	10.17	60	6.98	11.57	94	6.66	11.22
27	6.86	10.14	61	6.75	11.49	95	6.66	11.21
28	6.86	10.15	62	6.97	11.56	96	6.88	11.27
29	7.59	10.28	63	6.74	11.47	97	6.65	11.20
30	6.85	10.57	64	6.74	11.46	98	6.87	11.26
31	7.08	10.61	65	7.46	11.70	99	6.65	11.18
32	6.85	10.56	66	6.74	11.44	100	6.65	11.17
33	7.07	10.60	67	6.96	11.51	101	7.10	11.31
34	6.84	10.57	68	6.73	11.43	102	6.64	11.16

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-2 Certificates [(1)]

Assumptions to Optional Termination

Period	NWC [(2)] (%)	NWC [(3,4)] (%)	Period	NWC [(2)] (%)	NWC [(3,4)] (%)	Period	NWC [(2)] (%)	NWC [(3,4)] (%)
1	4.70	4.70	35	6.84	10.59	69	6.95	11.50
2	7.20	9.25	36	7.06	11.04	70	6.72	11.41
3	6.96	9.25	37	6.83	10.98	71	6.72	11.40
4	6.95	9.25	38	7.05	10.99	72	6.94	11.47
5	7.42	9.25	39	6.82	10.90	73	6.72	11.38
6	6.93	9.25	40	6.81	10.89	74	6.94	11.45
7	7.16	9.25	41	7.54	11.08	75	6.71	11.37
8	6.92	9.25	42	6.81	11.25	76	6.71	11.36
9	7.15	9.25	43	7.03	11.31	77	7.42	11.59
10	6.91	9.25	44	6.80	11.24	78	6.70	11.35
11	6.91	9.25	45	7.02	11.30	79	6.92	11.41
12	7.14	9.25	46	6.79	11.24	80	6.70	11.32
13	6.90	9.25	47	6.79	11.26	81	6.92	11.39
14	7.13	9.25	48	7.01	11.69	82	6.69	11.31
15	6.90	9.25	49	6.78	11.60	83	6.69	11.30
16	6.90	9.25	50	7.01	11.66	84	6.91	11.37
17	7.63	9.25	51	6.78	11.57	85	6.68	11.29
18	6.89	9.25	52	6.78	11.56	86	6.90	11.35
19	7.12	9.25	53	7.24	11.72	87	6.68	11.27
20	6.88	9.25	54	6.77	11.55	88	6.68	11.26
21	7.11	9.25	55	6.99	11.62	89	7.39	11.48
22	6.88	9.28	56	6.76	11.54	90	6.67	11.25
23	6.87	9.35	57	6.99	11.60	91	6.89	11.31
24	7.10	10.17	58	6.76	11.51	92	6.67	11.23
25	6.87	10.14	59	6.76	11.50	93	6.89	11.29
26	7.09	10.17	60	6.98	11.57	94	6.66	11.22
27	6.86	10.14	61	6.75	11.49	95	6.66	11.21
28	6.86	10.15	62	6.97	11.56	96	6.88	11.27
29	7.59	10.28	63	6.74	11.47	97	6.65	11.20
30	6.85	10.57	64	6.74	11.46	98	6.87	11.26
31	7.08	10.61	65	7.46	11.70	99	6.65	11.18
32	6.85	10.56	66	6.74	11.44	100	6.65	11.17
33	7.07	10.60	67	6.96	11.51	101	7.10	11.31
34	6.84	10.57	68	6.73	11.43	102	6.64	11.16

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneous to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-3 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.70	4.70	35	6.84	10.59	69	6.95	11.50
2	7.20	9.25	36	7.06	11.04	70	6.72	11.41
3	6.96	9.25	37	6.83	10.98	71	6.72	11.40
4	6.95	9.25	38	7.05	10.99	72	6.94	11.47
5	7.42	9.25	39	6.82	10.90	73	6.72	11.38
6	6.93	9.25	40	6.81	10.89	74	6.94	11.45
7	7.16	9.25	41	7.54	11.08	75	6.71	11.37
8	6.92	9.25	42	6.81	11.25	76	6.71	11.36
9	7.15	9.25	43	7.03	11.31	77	7.42	11.59
10	6.91	9.25	44	6.80	11.24	78	6.70	11.35
11	6.91	9.25	45	7.02	11.30	79	6.92	11.41
12	7.14	9.25	46	6.79	11.24	80	6.70	11.32
13	6.90	9.25	47	6.79	11.26	81	6.92	11.39
14	7.13	9.25	48	7.01	11.69	82	6.69	11.31
15	6.90	9.25	49	6.78	11.60	83	6.69	11.30
16	6.90	9.25	50	7.01	11.66	84	6.91	11.37
17	7.63	9.25	51	6.78	11.57	85	6.68	11.29
18	6.89	9.25	52	6.78	11.56	86	6.90	11.35
19	7.12	9.25	53	7.24	11.72	87	6.68	11.27
20	6.88	9.25	54	6.77	11.55	88	6.68	11.26
21	7.11	9.25	55	6.99	11.62	89	7.39	11.48
22	6.88	9.28	56	6.76	11.54	90	6.67	11.25
23	6.87	9.35	57	6.99	11.60	91	6.89	11.31
24	7.10	10.17	58	6.76	11.51	92	6.67	11.23
25	6.87	10.14	59	6.76	11.50	93	6.89	11.29
26	7.09	10.17	60	6.98	11.57	94	6.66	11.22
27	6.86	10.14	61	6.75	11.49	95	6.66	11.21
28	6.86	10.15	62	6.97	11.56	96	6.88	11.27
29	7.59	10.28	63	6.74	11.47	97	6.65	11.20
30	6.85	10.57	64	6.74	11.46	98	6.87	11.26
31	7.08	10.61	65	7.46	11.70	99	6.65	11.18
32	6.85	10.56	66	6.74	11.44	100	6.65	11.17
33	7.07	10.60	67	6.96	11.51	101	7.10	11.31
34	6.84	10.57	68	6.73	11.43	102	6.64	11.16

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-4 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.70	4.70	35	6.84	10.59	69	6.95	11.50
2	7.20	9.25	36	7.06	11.04	70	6.72	11.41
3	6.96	9.25	37	6.83	10.98	71	6.72	11.40
4	6.95	9.25	38	7.05	10.98	72	6.94	11.47
5	7.42	9.25	39	6.82	10.90	73	6.72	11.38
6	6.93	9.25	40	6.81	10.89	74	6.94	11.45
7	7.16	9.25	41	7.54	11.08	75	6.71	11.37
8	6.92	9.25	42	6.81	11.25	76	6.71	11.36
9	7.15	9.25	43	7.03	11.31	77	7.42	11.59
10	6.91	9.25	44	6.80	11.24	78	6.70	11.35
11	6.91	9.25	45	7.02	11.30	79	6.92	11.41
12	7.14	9.25	46	6.79	11.24	80	6.70	11.32
13	6.90	9.25	47	6.79	11.26	81	6.92	11.39
14	7.13	9.25	48	7.01	11.69	82	6.69	11.31
15	6.90	9.25	49	6.78	11.60	83	6.69	11.30
16	6.90	9.25	50	7.01	11.66	84	6.91	11.37
17	7.63	9.25	51	6.78	11.57	85	6.68	11.29
18	6.89	9.25	52	6.78	11.56	86	6.90	11.35
19	7.12	9.25	53	7.24	11.72	87	6.68	11.27
20	6.88	9.25	54	6.77	11.55	88	6.68	11.26
21	7.11	9.25	55	6.99	11.62	89	7.39	11.48
22	6.88	9.28	56	6.76	11.54	90	6.67	11.25
23	6.87	9.35	57	6.99	11.60	91	6.89	11.31
24	7.10	10.17	58	6.76	11.51	92	6.67	11.23
25	6.87	10.14	59	6.76	11.50	93	6.89	11.29
26	7.09	10.17	60	6.98	11.57	94	6.66	11.22
27	6.86	10.14	61	6.75	11.49	95	6.66	11.21
28	6.86	10.15	62	6.97	11.56	96	6.88	11.27
29	7.59	10.28	63	6.74	11.47	97	6.65	11.20
30	6.85	10.57	64	6.74	11.46	98	6.87	11.26
31	7.08	10.61	65	7.46	11.70	99	6.65	11.18
32	6.85	10.56	66	6.74	11.44	100	6.65	11.17
33	7.07	10.60	67	6.96	11.51	101	7.10	11.31
34	6.84	10.57	68	6.73	11.43	102	6.64	11.16

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-5 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	4.70	4.70	35	6.84	10.59	69	6.95	11.50
2	7.20	9.25	36	7.06	11.04	70	6.72	11.41
3	6.96	9.25	37	6.83	10.98	71	6.72	11.40
4	6.95	9.25	38	7.05	10.98	72	6.94	11.47
5	7.42	9.25	39	6.82	10.90	73	6.72	11.38
6	6.93	9.25	40	6.81	10.89	74	6.94	11.45
7	7.16	9.25	41	7.54	11.08	75	6.71	11.37
8	6.92	9.25	42	6.81	11.25	76	6.71	11.36
9	7.15	9.25	43	7.03	11.31	77	7.42	11.59
10	6.91	9.25	44	6.80	11.24	78	6.70	11.35
11	6.91	9.25	45	7.02	11.30	79	6.92	11.41
12	7.14	9.25	46	6.79	11.24	80	6.70	11.32
13	6.90	9.25	47	6.79	11.26	81	6.92	11.39
14	7.13	9.25	48	7.01	11.69	82	6.69	11.31
15	6.90	9.25	49	6.78	11.60	83	6.69	11.30
16	6.90	9.25	50	7.01	11.66	84	6.91	11.37
17	7.63	9.25	51	6.78	11.57	85	6.68	11.29
18	6.89	9.25	52	6.78	11.56	86	6.90	11.35
19	7.12	9.25	53	7.24	11.72	87	6.68	11.27
20	6.88	9.25	54	6.77	11.55	88	6.68	11.26
21	7.11	9.25	55	6.99	11.62	89	7.39	11.48
22	6.88	9.28	56	6.76	11.54	90	6.67	11.25
23	6.87	9.35	57	6.99	11.60	91	6.89	11.31
24	7.10	10.17	58	6.76	11.51	92	6.67	11.23
25	6.87	10.14	59	6.76	11.50	93	6.89	11.29
26	7.09	10.17	60	6.98	11.57	94	6.66	11.22
27	6.86	10.14	61	6.75	11.49	95	6.66	11.21
28	6.86	10.15	62	6.97	11.56	96	6.88	11.27
29	7.59	10.28	63	6.74	11.47	97	6.65	11.20
30	6.85	10.57	64	6.74	11.46	98	6.87	11.26
31	7.08	10.61	65	7.46	11.70	99	6.65	11.18
32	6.85	10.56	66	6.74	11.44	100	6.65	11.17
33	7.07	10.60	67	6.96	11.51	101	7.10	11.31
34	6.84	10.57	68	6.73	11.43	102	6.64	11.16

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M-6 Certificates [1]

Assumptions to Optional Termination

Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)	Period	NWC [2] (%)	NWC [3,4] (%)
1	4.70	4.70	35	6.84	10.59	69	6.95	11.50
2	7.20	9.25	36	7.06	11.04	70	6.72	11.41
3	6.96	9.25	37	6.83	10.98	71	6.72	11.40
4	6.95	9.25	38	7.05	10.98	72	6.94	11.47
5	7.42	9.25	39	6.82	10.90	73	6.72	11.38
6	6.93	9.25	40	6.81	10.89	74	6.94	11.45
7	7.16	9.25	41	7.54	11.08	75	6.71	11.37
8	6.92	9.25	42	6.81	11.25	76	6.71	11.36
9	7.15	9.25	43	7.03	11.31	77	7.42	11.59
10	6.91	9.25	44	6.80	11.24	78	6.70	11.35
11	6.91	9.25	45	7.02	11.30	79	6.92	11.41
12	7.14	9.25	46	6.79	11.24	80	6.70	11.32
13	6.90	9.25	47	6.79	11.26	81	6.92	11.35
14	7.13	9.25	48	7.01	11.69	82	6.69	11.27
15	6.90	9.25	49	6.78	11.60	83	6.69	11.26
16	6.90	9.25	50	7.01	11.66	84	6.91	11.32
17	7.63	9.25	51	6.78	11.57	85	6.68	11.24
18	6.89	9.25	52	6.78	11.56	86	6.90	11.30
19	7.12	9.25	53	7.24	11.72	87	6.68	11.21
20	6.88	9.25	54	6.77	11.55	88	6.68	11.19
21	7.11	9.25	55	6.99	11.62	89	7.39	11.43
22	6.88	9.28	56	6.76	11.54	90	6.67	11.17
23	6.87	9.35	57	6.99	11.60	91	6.89	11.23
24	7.10	10.17	58	6.76	11.51	92	6.67	11.13
25	6.87	10.14	59	6.76	11.50	93	6.89	11.19
26	7.09	10.17	60	6.98	11.57	94	6.66	11.09
27	6.86	10.14	61	6.75	11.49	95	6.66	11.07
28	6.86	10.15	62	6.97	11.56	96	6.88	11.12
29	7.59	10.28	63	6.74	11.47	97	6.65	11.01
30	6.85	10.57	64	6.74	11.46	98	6.87	11.05
31	7.08	10.61	65	7.46	11.70	99	6.65	10.91
32	6.85	10.56	66	6.74	11.44	100	6.65	10.83
33	7.07	10.60	67	6.96	11.51	101	7.10	10.94
34	6.84	10.57	68	6.73	11.43	102	6.64	10.53

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.0022% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.18 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneous to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking	
Nita Cherry	212-250-7773
Ryan Stark	212-250-8473
Elton Wells	212-250-5225
Brian Haklisch	212-250-8745
ABS Structuring	
Bill Yeung	212-250-6893
Ron Portnoy	212-250-0993
ABS Collateral	
Steve Lumer	212-250-0115
Chris Sudol	212-250-0507

Rating Agency Contacts

Standard & Poor's	
Linda Wu	212-438-1567
Chris Deasy	212-438-2448
Moody's	
Taruna Reddy	212-553-3605
Fitch	
Kei Ishidoya	212-908-0238